

First Clover Leaf Financial Corp.™
We're Better Together.


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RECEIVED
APR 29 2011
Wash. D.C.
211
Section


11007307





ANNUAL REPORT 2010

TABLE OF CONTENTS



First Clover Leaf Financial Corp.™

We're Better Together.

firstcloverleafbank.com

April 22, 2011



To Our Valued Stockholders:

On behalf of our Directors, Officers and Staff, we are pleased to present the 2010 Annual Report of First Clover Leaf Financial Corp.

The country continued to struggle throughout 2010 as we tried to resolve issues related to the second worst economic downturn in our nation's history. Like all financial institutions we faced several challenges which ranged from deteriorating credit markets, to continuing declines in real estate values, to an onslaught of expensive and problematic new regulations and global political and financial turmoil.

Through it all, we sharpened and maintained our focus on the areas of risk management, balance sheet preservation and revenue growth and strength, all of which are the primary components to enhance stockholder and franchise value.

As we did in 2009, we continued to aggressively address asset quality issues in the loan portfolio by early identification of weaknesses and the appropriate action to resolve the same. As a result, our non-accrual loan totals increased by $515,971 or 4.39% to $12,249,180 at December 31, 2010, over the December 31, 2009, level of $11,733,209. At the same time our loan portfolio reduced by $22,543,285 or 5.49% to $387,567,638 at December 31, 2010, from $410,110,923 at December 31, 2009.

The year-end 2010 allowance for loan losses amounted to $5,728,395 compared to $6,316,819 at year-end 2009. This amounts to loan loss reserve coverage of total loans of 1.48% at year-end 2010 and 1.53% at year-end 2009. Loans charged-off during 2010 totaled $3,309,666 as compared to $3,134,605 in 2009.

While we do not feel the recession has run its full course yet, we do think the steps we have taken over the last two years will serve us well.

Our net income after tax for 2010 amounted to $3,805,872 as compared to a net loss of $8,914,854 for 2009. This translates to an earnings per share result of $0.49 for 2010 compared to a loss per share of $1.08 for the year 2009. The results for 2010 represent the highest after tax income our Company has ever achieved.

We continue to be "Well Capitalized" under all definitions currently in use, as shown below:

	2010 First Clover Leaf Bank	2009 First Clover Leaf Bank	Adequately Capitalized	Well Capitalized
Tier 1 Capital/Assets	10.50%	9.55%	4.00%	5.00%
Tier 1 Capital/Risk Weighted Assets	15.69%	12.88%	N/A	6.00%
Total Capital/Risk Weighted Assets	16.22%	13.75%	8.00%	10.00%
Tangible Capital/Tangible Assets	10.50%	9.55%	1.50%	N/A

During 2010, we continued our long-term strategy of purchasing shares of our stock in the open market. Over the course of the year, we acquired 72,821 shares of First Clover Leaf Financial Corp. through our buy-back plan.

We look forward to 2011 and beyond with a good deal of cautious optimism. The cautious part of our optimism is a result of the magnitude of potential regulation contained with the Dodd-Frank Act, which was adopted mid-year 2010. This act has far-reaching and potentially expensive implications for our industry. Many facets of this act still await development of regulations required for enforcement.

As always, we thank you for your continued support and commitment to First Clover Leaf Financial Corp.

Sincerely Yours,



Dennis M. Terry
President and Chief Executive Officer

PORTIONS OF 2010 ANNUAL REPORT TO STOCKHOLDERS

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF FIRST CLOVER LEAF FINANCIAL CORP.

The following information is derived from the audited consolidated financial statements of First Clover Leaf Financial Corp. For additional information, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of First Clover Leaf Financial Corp. and related notes included elsewhere in this Annual Report.

	At December 31,				
	2010	2009	2008	2007	2006
			(In thousands)		
Selected Financial Condition Data:					
Total assets	$ 574,970	$ 585,527	$ 653,325	$ 413,252	$ 410,292
Loans, net (1)	387,568	411,899	430,919	284,919	245,025
Cash and cash equivalents	66,253	47,997	67,135	37,085	92,665
Securities available for sale	78,475	86,407	103,568	54,150	45,832
Federal Home Loan Bank stock	6,306	6,306	6,306	5,604	5,604
Deposits	447,483	442,554	447,303	291,195	270,830
Securities sold under agreements to repurchase	21,457	18,936	55,103	15,893	29,438
Subordinated debentures	3,974	3,930	3,886	3,842	3,798
Federal Home Loan Bank advances	21,924	39,924	49,968	10,432	10,326
Stockholders' equity – substantially restricted (2)	77,333	76,928	93,657	88,681	93,329

	Years Ended December 31,				
	2010	2009	2008 (3)	2007	2006 (4)
			(In thousands, except per share data)		
Selected Operating Data:					
Total interest income	$ 25,441	$ 28,008	$ 24,686	$ 22,401	$ 13,869
Total interest expense	8,936	12,260	12,445	12,084	6,545
Net interest income	16,505	15,748	12,241	10,317	7,324
Provision for loan losses	2,573	5,554	777	347	367
Net interest income after provision for loan losses	13,932	10,194	11,464	9,970	6,957
Other income	2,246	1,418	809	626	298
Other expense	10,400	20,526	8,086	6,771	4,392
Income (loss) before income taxes	5,778	(8,915)	4,188	3,825	2,863
Income tax expense (benefit)	1,972	(92)	1,486	1,419	1,026
Net income (loss)	$ 3,806	$ (8,823)	$ 2,702	$ 2,406	$ 1,837
Basic earnings (losses) per share	$ 0.49	$ (1.08)	$ 0.33	$ 0.27	$ 0.23
Diluted earnings (losses) per share	$ 0.49	$ (1.08)	$ 0.33	$ 0.27	$ 0.23

(1) Net of the allowance for loan losses. Includes loans held for sale.
(2) Stockholders' equity is substantially restricted due to capital requirements imposed under Federal capital regulations.
(3) 2008 operating data includes results of operations from Partners Financial Holdings, Inc. and its subsidiary, Partners Bank, after October 10, 2008.
(4) 2006 operating data includes results of operations from Clover Leaf Financial Corp. and it subsidiary, Clover Leaf Bank, after July 10, 2006.

	At or For the Years Ended December 31,				
	2010	2009	2008	2007	2006
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on assets (ratio of net income (loss) to average total assets)	0.65%	(1.39)%	0.56%	0.63%	0.77%
Return on equity (ratio of net income (loss) to average stockholders' equity)	4.88	(10.25)	3.08	2.62	3.32
Average interest rate spread (1)	2.77	2.39	2.16	1.88	2.36
Dividend payout ratio (2)	48.98	(22.22)	72.73	88.89	104.35
Dividends per share	0.24	0.24	0.24	0.24	0.24
Net interest margin (3)	3.04	2.68	2.72	2.90	3.25
Efficiency ratio (4)	55.46	119.57	61.96	61.88	57.63
Non-interest expense to average total assets	1.79	3.24	1.67	1.77	1.80
Average interest-earning assets to average interest-bearing liabilities	116.45	114.05	120.43	130.12	130.90
Asset Quality Ratios:					
Non-performing assets and impaired loans to total assets	4.08%	5.16%	1.25%	1.04%	0.96%
Non-performing and impaired loans to total loans	5.06	7.07	1.75	1.50	1.60
Net charge-offs to average loans outstanding	0.78	0.74	0.08	0.06	—
Allowance for loan losses to non-performing and impaired loans	29.19	21.68	51.71	44.27	43.61
Allowance for loan losses to total loans	1.48	1.53	0.90	0.67	0.70
Capital Ratios:					
Stockholders' equity to total assets at end of year	13.45%	13.14%	14.34%	21.46%	22.75%
Average stockholders' equity to average assets	13.43	13.60	18.14	24.03	23.06
Tangible capital	10.50	9.55	8.45	16.97	16.16
Tier 1 (core) capital	10.50	9.55	8.45	16.97	16.16
Tier 1 risk-based capital ratio (5)	15.69	12.88	12.59	23.32	25.33
Total risk-based capital ratio (6)	16.22	13.75	13.17	23.65	26.02
Other Data:					
Number of full service offices	4	4	4	3	4

(1) The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the year.
(2) Dividends declared per share divided by diluted earnings per share.
(3) The net interest margin represents net interest income as a percent of average interest-earning assets for the year.
(4) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income. The 2009 ratio includes a $9.3 million goodwill impairment expense.
(5) Tier 1 risk-based capital ratio represents Tier 1 capital of First Clover Leaf Bank divided by its risk-weighted assets as defined in federal regulations on required capital.
(6) Total risk-based capital ratio represents total capital divided by risk-weighted assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects First Clover Leaf Financial Corp.'s consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from our audited consolidated financial statements, which appear elsewhere in this Annual Report. You should read the information in this section in conjunction with the business and financial information regarding First Clover Leaf Financial Corp. (First Clover Leaf) provided elsewhere in this annual report.

Forward Looking Statements

This document contains certain "forward-looking statements," which may be identified by the use of words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, competition, changes in accounting principles, policies, or guidelines, changes in legislation or regulation, and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

Overview

First Clover Leaf's results of operations depend primarily on net interest income. Net interest income is the difference between the interest earned on interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other interest-earning assets (primarily cash and cash equivalents), and the interest paid on interest-bearing liabilities, consisting of demand and NOW accounts, money market, savings and term certificate accounts and borrowings. Our results of operations also are affected by our provision for loan losses, non-interest income and non-interest expense. Non-interest income currently consists primarily of service charges and fee income on deposit accounts and customer debit and credit card holders as well as loan servicing income, gain on sale of securities and gain on sale of loans that we sold but on which we retained the servicing rights. Non-interest expense currently consists primarily of compensation and employee benefits, occupancy, data processing, Federal Deposit Insurance Corporation insurance premiums and professional fees. Unusual items such as goodwill impairment and asset impairment may also have a significant impact on non-interest expense. The results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Total assets decreased to $575.0 million at December 31, 2010 from $585.5 million at December 31, 2009. The decrease was primarily due to lower balances in securities available for sale and net loans offset by an increase in cash and cash equivalents. Securities available for sale decreased to $78.5 million at December 31, 2010 compared to $86.4 million at December 31, 2009 primarily due to calls, maturities, paydowns, and sales exceeding purchases by $7.7 million. Loans including loans held for sale, net amounted to $387.6 million at December 31, 2010, compared to $411.9 million at December 31, 2009. The decrease was primarily due to loan collections in excess of new loan originations of $15.9 million and $4.0 million of assets acquired in settlement of loans. Cash and cash equivalents increased to $66.3 million at December 31, 2010 compared to $48.0 million at December 31, 2009. The $18.3 million increase was due to an increase in federal funds sold.

Total liabilities decreased to $497.6 million at December 31, 2010 from $508.6 million at December 31, 2009. Deposits increased slightly to $447.5 million at December 31, 2010 from $442.6 million at December 31, 2009. This net increase of $4.9 million was primarily due to a $34.8 million increase in our interest bearing transaction accounts and a $1.0 million increase in our saving accounts offset by decreases of $15.4 million and $15.5 million in our noninterest-bearing deposits and time deposits, respectively. Federal Home Loan Bank advances decreased to $21.9 million at December 31, 2010 compared to $39.9 million at December 31, 2009. This decrease was due to repayments exceeding new advances by $18.0 million. Securities sold under agreements to repurchase increased to $21.5 million at December 31, 2010 from $18.9 million at December 31, 2009. Accrued interest payable decreased to $562,000 at December 31, 2010 from $1.2 million at December 31, 2009 due to lower balances and lower rates on our time deposits and borrowings.

Stockholders' equity increased to $77.3 million at December 31, 2010 from $76.9 million at December 31, 2009 primarily due to net income of $3.8 million, offset by the payment of cash dividends in the amount of $1.9 million, and a reduction in unrealized gains on securities of $1.1 million.

Net interest income increased to $16.5 million for 2010 from $15.7 million for 2009. This increase was due primarily to the decline in interest rates for interest-bearing liabilities being greater than the decline in interest rates for interest-earning assets.

Critical Accounting Policies

First Clover Leaf considers the allowance for loan losses and goodwill to be its critical accounting estimates, due to the higher degree of judgment and complexity than its other significant accounting estimates.

Allowance for loan losses. The allowance for loan losses is a valuation account that reflects our evaluation of the credit losses inherent in our loan portfolio. We maintain the allowance through provisions for loan losses that we charge to income. We charge losses on loans against the allowance for loan losses when we believe the collection of loan principal is unlikely.

Our evaluation of risk in maintaining the allowance for loan losses includes the review of all loans on which the collectibility of principal may not be reasonably assured. We consider the following factors as part of this evaluation: our historical loan loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Management evaluates the total balance of the allowance for loan losses based on several factors that are not loan specific but are reflective of the losses inherent in the loan portfolio, including management's periodic review of loan collectibility in light of historical experience, the nature and volume of the loan portfolio, prevailing economic conditions such as housing trends, inflation rates and unemployment rates, and geographic concentrations of loans within First Clover Leaf Bank's immediate market area.

There may be other factors that may warrant our consideration in maintaining an allowance at a level sufficient to provide for probable losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. During 2010, management increased the general allocation percentages used in the calculation of our allowance for loan losses. Management evaluated several factors in determining the need to increase these percentages. The loss history was the primary reason the general allocation was increased. Management also revised the watch and criticized/non-impaired allocation percentages to more accurately reflect the risk of our current portfolio. Management also reviewed the current economic conditions and determined that no adjustment was necessary to any of the qualitative factors during 2010.

In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our loan portfolio and the related allowance for loan losses. The Office of Thrift Supervision may require us to increase the allowance for loan losses based on its judgments of information available to it at the time of its examination, thereby adversely affecting our results of operations.

Goodwill and Other Intangible Assets. Over the past several years, First Clover Leaf has grown through acquisitions accounted for under the purchase method of accounting in effect at the time of the acquisitions. Under the purchase method, First Clover Leaf is required to allocate the cost of an acquired company to the assets acquired, including identified intangible assets, and liabilities assumed based on their estimated fair values at the date of acquisition. The excess cost over the net assets acquired represents goodwill, which is not subject to periodic amortization.

Customer relationship intangibles are required to be amortized over their estimated useful lives. The method of amortization reflects the pattern in which the economic benefits of these intangible assets are estimated to be consumed or otherwise used up. Our customer relationship intangibles are being amortized over 7.6 and 9.7 years using the double declining balance method. Since First Clover Leaf's acquired customer relationships are subject to routine customer attrition, the relationships are more likely to produce greater benefits in the near-term than in the long-term, which typically supports the use of an accelerated method of amortization for the related intangible assets. Management is required to evaluate the useful life of customer relationship intangibles to determine if events or circumstances warrant a change in the estimated life. Should management determine the estimated life of any intangible asset is shorter than originally estimated, First Clover Leaf would adjust the amortization of that asset, which could increase future amortization expense.

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. Goodwill recorded by First Clover Leaf in connection with its acquisitions relates to the inherent value in the businesses acquired and this value is dependent upon First Clover Leaf's ability to provide quality, cost effective services in a competitive market place. The continued value of recorded goodwill is impacted by the value of our stock and continued profitability of the organization. In the event that the stock price experiences significant declines or the operations of the company lack profitability an impairment of goodwill may need to be recognized. Any impairment recognized would adversely impact earnings in the period in which it is recognized.

First Clover Leaf utilizes a two step valuation approach to test for goodwill impairment. We estimate the fair value of our single reporting unit as of the measurement date utilizing two valuation methodologies including the comparable transactions approach, and the control premium approach which utilizes the company's stock price. We then compare the estimated fair value of the reporting unit to the current carrying value of the reporting unit to determine if goodwill impairment had occurred as of the measurement date. In June 2009, we recorded an impairment charge of $9.3 million. At our annual impairment assessment date of September 30, 2010, our analysis indicated that no additional impairment existed. Future events, such as adverse changes to First Clover Leaf's business or changes in the economic market, could cause management to conclude that impairment indicators exist and require management to re-evaluate goodwill. Should such re-evaluation determine goodwill is impaired; the resulting impairment loss recognized could have a material, adverse impact on First Clover Leaf's financial condition and results of operations. In accordance with current accounting guidance, management has determined that the Company has only one reporting unit for purposes of evaluating goodwill.

Comparison of Financial Condition at December 31, 2010 and December 31, 2009

Total Assets. Total assets decreased to $575.0 million at December 31, 2010 from $585.5 million at December 31, 2009. The decrease was primarily due to lower balances in securities available for sale and net loans offset by an increase in cash and cash equivalents and an increase of $2.8 million in foreclosed assets.

Cash and cash equivalents increased to $66.3 million at December 31, 2010 from $48.0 million at December 31, 2009 due to an increase in federal funds sold. Additionally, we held $1.7 million in interest-earning time deposits at December 31, 2010, compared to none at December 31, 2009.

Securities available for sale decreased to $78.5 million at December 31, 2010 from $86.4 million at December 31, 2009. The decrease was primarily due to calls, maturities, paydowns, and sales exceeding purchases by $7.7 million.

Loans, net, decreased to $387.6 million at December 31, 2010 from $411.9 million at December 31, 2009. The decrease was primarily due to loan collections in excess of new loan originations of $15.9 million and $4.0 million transferred to foreclosed assets. The loan portfolio has experienced some shifts in categories over the past year. One- to four-family loans increased to $99.2 million at December 31, 2010 from $98.1 million at December 31, 2009. The majority of loans that are originated in this category are sold to the secondary market with servicing rights retained. Multi-family real estate loans increased to $26.5 million at December 31, 2010 from $20.9 million at December 31, 2009. Commercial real estate loans decreased to $160.8 million at December 31, 2010 from $179.9 million at December 31, 2009. Construction and land loans increased to $53.6 million at December 31, 2010 from $45.4 million at December 31, 2009. Commercial business loans decreased to $51.7 million at December 31, 2010 from $63.1 million at December 31, 2009. Due to the current economic environment, new loan demand in the commercial real estate and commercial business categories has significantly declined.

Foreclosed assets increased to 13 properties held at December 31, 2010 with a value of $3.8 million compared to three properties at December 31, 2009 with a value of $1.1 million. The increase is due to the continuing economic slowdown.

Prepaid Federal Deposit Insurance Corporation insurance premiums decreased to $2.3 million at December 31, 2010 compared to $3.0 million at December 31, 2009. The decrease represents the portion of the prepayment that was expensed during 2010, which was originally required to be prepaid in 2009 along with the estimated assessment for the calendar years 2011 and 2012.

Total Liabilities. Deposits increased to $447.5 million at December 31, 2010 from $442.6 million at December 31, 2009. This net increase of $4.9 million was primarily due to a $34.8 million increase in our interest bearing transaction accounts and a $1.0 million increase in our saving accounts offset by decreases of $15.4 million and $15.5 million in our noninterest-bearing deposits and time deposits, respectively.

Federal Home Loan Bank advances at December 31, 2010 were $21.9 million compared to $39.9 million at December 31, 2009. The decrease was primarily due to repayments of $23.0 million offset by an additional advance of $5.0 million. Securities sold under agreements to repurchase were $21.5 million at December 31, 2010 compared to $18.9 million at December 31, 2009. Due to repayments in loans and securities, we did not require additional borrowings to fund operations.

Stockholders' Equity. Stockholders' equity increased to $77.3 million at December 31, 2010 from $76.9 million at December 31, 2009 primarily due to net income of $3.8 million, offset by the payment of cash dividends in the amount of $1.9 million, and a reduction in unrealized gains on securities of $1.1 million.

Comparison of Operating Results for the Years Ended December 31, 2010 and 2009.

General. We recorded net income of $3.8 million for the year ended December 31, 2010 compared to a net loss of $8.8 million for the year ended December 31, 2009. The increase in net income for the year ended December 31, 2010 resulted from higher net interest income, a lower provision for loan losses, a gain on sale of securities for the year ended December 31, 2010, and no comparable goodwill or assets impairment charges for the year ended December 31, 2010 compared to the year ended December 31, 2009, offset by higher income taxes in 2010.

During 2010, yields on loans and securities continued to decline primarily due to assets re-pricing in the current rate environment. Our commercial loans are more sensitive to changes in market interest rates because they often have shorter terms to maturity, and therefore, the interest rates adjust more frequently. A significant number of the bonds in our security portfolio have been called and were replaced with current market lower yielding bonds. Our interest-earning balances from depository institutions have remained at a constant rate from 2009 to 2010. We have also experienced time deposits re-pricing as they mature, however, these fixed-rate contracts do not allow for immediate re-pricing as rates fluctuate. Our ability to lower rates paid on deposits is limited due to the already low deposit rates and the competitive environment in which we operate. Overall, further downward pressure on interest rates is unlikely to significantly benefit our net interest margin or net income.

Net interest income. Net interest income increased to $16.5 million for the year ended December 31, 2010 from $15.7 million for the year ended December 31, 2009. Net average interest-earning assets were $76.6 million for 2010, compared to $72.4 million for 2009. The ratio of average interest-earning assets to average interest-bearing liabilities increased to 116.45% for 2010 from 114.05% for 2009. Our interest rate spread increased to 2.77% for 2010 from 2.39% for 2009, and our net interest margin increased to 3.04% in 2010 from 2.68% for 2009. The average rate earned on interest-earning assets decreased by eight basis points during 2010 to 4.69% from 4.77% during 2009, while the average rate paid on interest-bearing liabilities decreased by 46 basis points to 1.92% from 2.38% during 2009. The increase in the interest rate spread was attributable to the cost of funds declining faster than the yield on interest-earning assets.

The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred loan fees, discounts and premiums that are amortized or accreted to interest income or expense.

	Years Ended December 31,								
	2010			2009			2008 (5)		
	Average Outstanding Balance	Interest (4)	Yield/Rate	Average Outstanding Balance	Interest (4)	Yield/Rate	Average Outstanding Balance	Interest (4)	Yield/Rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans, gross	$ 405,296	$ 22,562	5.57%	$ 422,142	$ 23,947	5.67%	$ 340,062	$ 20,824	6.12%
Securities	85,413	2,767	3.24	98,050	3,907	3.98	68,265	3,086	4.52
Federal Home Loan Bank stock	6,306	—	0.00	6,306	—	0.00	5,761	—	0.00
Interest-earning balances from depository institutions	45,439	112	0.25	61,037	154	0.25	35,845	776	2.16
Total interest-earning assets	542,454	25,441	4.69	587,535	28,008	4.77	449,933	24,686	5.49
Non-interest-earning assets	38,705			45,264			32,978		
Total assets	$ 581,159			$ 632,799			$ 482,911		
Interest-bearing liabilities:									
Interest-bearing transaction	$ 190,368	2,285	1.20	$ 180,606	2,893	1.60	$ 107,054	2,710	2.53
Savings deposits	21,475	152	0.71	28,267	218	0.77	18,203	301	1.65
Time deposits	194,688	5,293	2.72	212,782	7,141	3.36	181,851	7,803	4.29
Securities sold under agreement to repurchase	25,738	27	0.10	44,669	59	0.13	38,627	374	0.97
Federal Home Loan Bank advances	29,603	994	3.36	44,903	1,651	3.68	24,016	958	3.99
Subordinated debentures	3,951	185	4.68	3,907	298	7.63	3,862	299	7.74
Total interest-bearing liabilities	465,823	8,936	1.92	515,134	12,260	2.38	373,613	12,445	3.33
Non-interest-bearing liabilities	37,292			31,573			21,686		
Total liabilities	503,115			546,707			395,299		
Stockholders' equity	78,044			86,092			87,612		
Total liabilities and stockholders' equity	$ 581,159			$ 632,799			$ 482,911		
Net interest income		$ 16,505			$ 15,748			$ 12,241	
Net interest rate spread (1)			2.77%			2.39%			2.16%
Net interest-earning assets (2)	$ 76,631			$ 72,401			$ 76,320		
Net interest margin (3)			3.04%			2.68%			2.72%
Ratio of interest-earning assets to interest-bearing liabilities			116.45%			114.05%			120.43%

(1) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.
(4) Interest on loans includes $228,152, $218,847 and $190,804 of loan fees collected in 2010, 2009 and 2008, respectively.
(5) The year ended December 31, 2009 represents the first full year of operations following the acquisition of Partners Financial Holdings, Inc. and its subsidiary, Partners Bank, on October 10, 2008. 2008 results reflect only three months of income and expense related to Partners Bank.

The following tables present the dollar amount of changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and (ii) changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balances). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate. The year ended December 31, 2009 represents the first full year of operations following the acquisition of Partners Financial Holdings, Inc. and its subsidiary, Partners Bank, on October 10, 2008. 2008 results reflect only three months of income and expense related to Partners Bank.

	Year Ended December 31, 2010 vs. 2009		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
	(In thousands)		
Interest-earning assets:			
Loans	$ (968)	$ (417)	$ (1,385)
Securities	(506)	(634)	(1,140)
Interest-earning balances from depository institutions	(41)	(1)	(42)
Total interest-earning assets	(1,515)	(1,052)	(2,567)
Interest-bearing liabilities:			
Interest-bearing transactions	154	(762)	(608)
Savings deposits	(53)	(13)	(66)
Time deposits	(605)	(1,243)	(1,848)
Securities sold under agreement to repurchase	(24)	(8)	(32)
Federal Home Loan Bank advances	(562)	(95)	(657)
Subordinated debentures	4	(117)	(113)
Total interest-bearing liabilities	(1,086)	(2,238)	(3,324)
Change in net interest income	$ (429)	$ 1,186	$ 757

	Year Ended December 31, 2009 vs. 2008		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
	(In thousands)		
Interest-earning assets:			
Loans	$ 5,023	$ (1,900)	$ 3,123
Securities	1,348	(527)	821
Interest-earning balance from depository institutions	544	(1,166)	(622)
Total interest-earning assets	6,915	(3,593)	3,322
Interest-bearing liabilities:			
Interest-bearing transactions	1,862	(1,679)	183
Savings deposits	166	(249)	(83)
Time deposits	1,322	(1,984)	(662)
Securities sold under agreement to repurchase	60	(375)	(315)
Federal Home Loan Bank advances	832	(139)	693
Subordinated debentures	3	(4)	(1)
Total interest-bearing liabilities	4,245	(4,430)	(185)
Change in net interest income	$ 2,670	$ 837	$ 3,507

Interest and fee income. Interest and fee income on loans decreased to $22.6 million for 2010 from $23.9 million for 2009. This decrease was primarily a result of a lower average balance of loans due primarily to the current economic conditions and decreased commercial loan demand. The average balance of loans was $405.3 million and $422.1 million during 2010 and 2009, respectively. The average yield on loans decreased to 5.57% for 2010 from 5.67% for 2009. Interest income on loans for 2010 and 2009 included amortization of the purchase accounting adjustment for loans of $58,000 and $60,000, respectively.

Interest income on securities decreased to $2.8 million for 2010 from $3.9 million for 2009. Interest income on securities decreased due primarily to a lower average balance as a result of sales in addition to a significant number of bonds being called during 2010 due to the low rate environment, and replacement bonds being difficult to find at the desired risk, duration and interest rate levels. The average balance of securities was $85.4 million and $98.1 million for 2010 and 2009, respectively. The average yield on securities decreased to 3.24% for 2010 from 3.98% for 2009. The purchase accounting amortization recorded in 2010 and 2009 increased interest income on securities by $59,000 and $55,000, respectively.

We must maintain an investment portfolio that meets our pledging and collateral needs. Due to the low rate environment, we had a significant number of higher yielding bonds called, requiring us to reinvest these funds at lower rates.

Interest on other interest-earning deposits decreased due to a decline in average balances. The average balance of other interest-earning deposits was $45.4 million and $61.0 million for 2010 and 2009, respectively. The average yield on other interest-earning deposits was 0.25% for 2010 and for 2009. Components of interest income vary from time to time based on the availability and interest rates of loans, securities and other interest-earning assets.

Interest expense. Interest expense on deposits decreased to $7.7 million for 2010 from $10.3 million for 2009. The average balance of interest bearing deposits decreased to $406.5 million during 2010 from $421.7 million for 2009, and the average rate on interest-bearing deposits decreased to 1.90% for 2010 from 2.43% for 2009. The purchase accounting amortization recorded in 2010 and 2009 decreased interest expense for deposits by $44,000 and $144,000, respectively.

Interest on securities sold under agreements to repurchase decreased to $27,000 from $59,000 due to a significant decline in average balances, along with a slight decline in rate. The average balance of securities sold under agreements to repurchase was $25.7 million and $44.7 million for 2010 and 2009, respectively. The average rate declined to 0.10% for 2010 from 0.13% for 2009.

Interest on Federal Home Loan Bank advances decreased in 2010 due to a lower average balance and a decline in rate. The decrease in average balances was primarily the result of advances that matured that were no longer needed due to the decreased loan demand. The average balance of Federal Home Loan Bank advances was $29.6 million and $44.9 million for 2010 and 2009, respectively. The average rate on Federal Home Loan Bank advances decreased to 3.36% for 2010 compared to 3.68% for 2009. There was no net impact on interest expense for 2010 from purchase accounting amortization. The purchase accounting amortization recorded in 2009 decreased interest expense on Federal Home Loan Bank advances by $39,000.

Interest expense on subordinated debentures decreased to $185,000 for 2010 from $298,000 for 2009. In accordance with the terms of our subordinated debentures, in June 2010 the rate converted from a fixed rate to a variable rate that adjusts quarterly. Given the low interest rate environment, the average rate declined to 4.68% for 2010 compared to 7.63% for 2009. Interest expense on subordinated debentures included amortization of the purchase accounting adjustment for subordinated debt of $44,000 for both 2010 and 2009, respectively.

Provision for loan losses. Provision for loan losses decreased to $2.6 million for 2010 from $5.6 million for 2009. Provision for loan losses is based upon management's consideration of current economic conditions, First Clover Leaf's loan portfolio composition and historical loss experience coupled with current market valuations on collateral, and management's estimate of probable losses in the portfolio as well as the level of non-performing and impaired loans. Non-performing and impaired loans totaled $19.6 million at December 31, 2010 compared to $29.1 million at December 31, 2009. Management also reviews individual loans for which full collectability may not be reasonably assured and considers, among other matters, the estimated fair value of the underlying collateral. This evaluation is ongoing and results in variations in First Clover Leaf's provision for loan losses. There may be other factors that may warrant our consideration in maintaining an allowance at a level sufficient to provide for probable losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. During 2010, management increased the general allocation percentages used in the calculation of our allowance for loan losses. Management evaluated several factors in determining the need to increase these percentages. The loss history was the primary reason the general allocation was increased. Management also revised the watch and criticized/non-impaired allocation percentages to more accurately reflect the risk of our current portfolio. Management also reviewed the current economic conditions and determined that no adjustment was necessary to any of the qualitative factors during 2010.

In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our loan portfolio and the related allowance for loan losses. The Office of Thrift Supervision may require us to increase the allowance for loan losses based on its judgments of information available to it at the time of its examination, thereby adversely affecting our results of operations.

Non-interest income. Non-interest income increased to $2.2 million for the year ended December 31, 2010 from $1.4 million for the year ended December 31, 2009. The most significant increase was a $664,000 gain on sale of securities in 2010 compared to no income from security sales for the year ended December 31, 2009. We chose to sell securities as a strategic plan to restructure the portfolio. Selling these securities and using the proceeds to purchase both tax-exempt and taxable municipal securities and mortgage backed securities should allow, over time, for a higher yield. This also allowed us to restructure the cash flows from securities into a more laddered distribution. These security sales allowed us to capture some of the gain in the portfolio that existed and would diminish if interest rates were to rise, or the securities were called or matured. Gains on sale of loans declined to $555,000 for the year ended December 31, 2010, compared to $578,000 for the year ended December 31, 2009. The decline was due to decreased loan demand resulting in $22.6 million in loans sold in 2010 compared to $28.5 million in loans sold in 2009. Service fees on deposit accounts and other service charges and fees increased $73,000 for the year ended December 31, 2010, compared to the prior year ended December 31, 2009. Other service charges and fees increased $66,000 for the year ended December 31, 2010, compared to the prior year ended December 31, 2009. The increases in these two categories are primarily due to the increase in our deposit transaction accounts and the related increase in debit and credit card surcharge fees.

Non-interest expense. Non-interest expense decreased to $10.4 million for 2010 from $20.5 million for 2009. The largest contributor to the decrease was the goodwill impairment charge which was $9.3 million in 2009 with no goodwill impairment recorded in 2010. Also declining was impairment loss on assets which was $475,000 in 2009 with no impairment loss recorded in 2010.

Compensation and employee benefits increased to $4.7 million for 2010 from $4.5 million for 2009. Compensation and employee benefits increased primarily as a result of increased insurance, retirement and compensation expenses in addition to a reduction in deferred loan fees which offsets compensation expense.

Occupancy expense declined $82,000 for the year 2010 compared to the year 2009. The decrease is due primarily to the decrease in property owned by First Clover Leaf. A branch location acquired in the 2008 acquisition of Partners Bank was sold during the third quarter of 2009. There were no expenses related to that property in 2010.

Data processing services increased to $664,000 for 2010 from $566,000 for 2009. The increase was due primarily to additional services including online account origination and increased expenses due to new regulations.

Professional services decreased to $340,000 for 2010 from $859,000 for 2009. The decrease was due primarily to the completion of a consulting agreement with the former CEO of Partners Bank and the 2010 reversal of $150,000 of accrued expenses in connection with that agreement which was based on certain contingencies that ultimately were not attained.

FDIC insurance premiums decreased to $752,000 for 2010 from $773,000 for 2009. This decrease is the result of a $280,000 special assessment by the FDIC which was recorded in June 2009, with no similar special assessment being recorded in 2010. This decrease was substantially offset by increased insurance assessment rates in 2010.

There was no impairment loss on assets for 2010 with $475,000 recorded in 2009. A loss of $403,000 in 2009 was related to the sale of a building acquired in the Partners Bank acquisition that was classified as held for sale. In addition, a loss of $72,000 was related to the disposition of Independent Bankers Bank stock that was deemed to have no value after the FDIC took over the organization in December 2009. The stock was originally acquired through the Partners Bank acquisition in 2008. First Clover Leaf incurred no similar losses in 2010.

Other expenses increased to $1.8 million in 2010 from $1.6 million in 2009. Expenses related to foreclosed property, which is included in other expenses, increased to $259,000 for 2010 compared to $205,000 for 2009. The increase in expense was primarily due to an increase in the number of properties held by the bank during 2010 as a result of the unstable economic environment in 2010. Bad debt and collection fees also increased to $76,000 for 2010 compared to $20,000 for 2009. The increase is again related to the current economic conditions.

Income taxes. Income taxes increased to an expense of $2.0 million for 2010 from a benefit of $92,000 for 2009. The effective tax rate was 34.13% for 2010 versus a tax benefit rate of 1.03% for 2009. The primary reason for the change in income taxes was the higher level of pre-tax income for the 2010 period. The $9.3 million non-cash expense recorded for goodwill impairment in 2009 was not tax deductible (see Note 12 to the Consolidated Financial Statements), and therefore the goodwill impairment expense was not tax effected.

Management of Market Risk

General

The majority of First Clover Leaf's assets and liabilities are monetary in nature. Consequently, the most significant form of market risk is interest rate risk. First Clover Leaf's assets, consisting primarily of loans, have longer maturities than its liabilities, consisting primarily of deposits. As a result, the principal part of First Clover Leaf's business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, the board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in assets and liabilities, for determining the level of risk that is appropriate given First Clover Leaf's business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. Senior management monitors the level of interest rate risk on a regular basis, and the Asset/Liability Management Committee meets at least quarterly to review the asset/liability policies and interest rate risk position.

During the relatively low interest rate environment that has existed in recent years, we have implemented the following strategies to manage interest rate risk: (i) maintaining a high equity-to-assets ratio; and (ii) offering a variety of adjustable rate loan products, including adjustable rate one- to four-family, multifamily and non-residential mortgage loans, short-term consumer loans, and a variety of adjustable-rate commercial loans. By maintaining a high equity-to-assets ratio and by investing in adjustable-rate and short-term assets, we are better positioned to react to increases in market interest rates. However, maintaining high equity balances reduces the return-on-equity ratio, and investments in shorter-term assets generally bear lower yields than longer-term investments.

Net Portfolio Value

The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off-balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance-sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current low level of market interest rates, First Clover Leaf did not receive a NPV calculation for an interest rate decrease of greater than 100 basis points for December 2010 or 2009. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below.

The tables below set forth, as of December 31, 2010 and 2009, the estimated changes in the NPV that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

The 2010 table below indicates that at December 31, 2010, in the event of a 100 basis point decrease in interest rates, we would experience a 3% increase in the net portfolio value. In the event of a 300 basis point increase in interest rates, we would experience a 16% decrease in net portfolio value.

December 31, 2010

	NPV			Net Portfolio Value as a Percentage of Present Value of Assets	
		Estimated Increase (Decrease) in NPV			
Change in Interest Rates (basis points)	Estimated NPV	Amount	Percent	NPV Ratio	Change in (basis points)
	(Dollars in thousands)				
+300	$ 69,537	$ (12,789)	(16)%	12.26%	(179)
+200	74,569	(7.757)	(9)	12.99	(106)
+100	78,978	(3,348)	(4)	13.61	(44)
+50	80,653	(1,673)	(2)	13.83	(22)
—	82,326	—	—	14.05	—
-50	83,121	795	1	14.14	9
-100	84,741	2,415	3	14.36	32

December 31, 2009

	NPV			Net Portfolio Value as a Percentage of Present Value of Assets	
		Estimated Increase (Decrease) in NPV			
Change in Interest Rates (basis points)	Estimated NPV	Amount	Percent	NPV Ratio	Change in (basis points)
	(Dollars in thousands)				
+300	$ 61,633	$ (14,434)	(19)%	10.70%	(202)
+200	67,256	(8,811)	(12)	11.51	(121)
+100	73,007	(3,060)	(4)	12.32	(40)
+50	73,964	(2,102)	(3)	12.44	(28)
—	76,067	—	—	12.72	—
-50	76,961	895	1	12.82	10
-100	77,806	1,739	2	12.92	20

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of the interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of the interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income and will differ from actual results.

Liquidity and Capital Resources

First Clover Leaf maintains liquid assets at levels considered adequate to meet liquidity needs. We adjust our liquidity levels to fund deposit outflows, pay real estate taxes on mortgage loans, repay our borrowings and fund loan commitments. We also adjust liquidity as appropriate to meet asset and liability management objectives.

Our primary sources of liquidity are deposits, amortization and prepayment of loans, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by our competition. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements.

A portion of our liquidity consists of cash and cash equivalents, which are a product of our operating, investing and financing activities. At December 31, 2010 and 2009, $66.3 million and $48.0 million, respectively, were invested in cash and cash equivalents. The primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, increases in deposit accounts and related securities sold under agreements to repurchase, and advances from the Federal Home Loan Bank of Chicago.

Cash flows are derived from operating activities, investing activities and financing activities as reported in the Consolidated Statements of Cash Flows included with the Consolidated Financial Statements.

Our primary investing activities are the origination of loans and the purchase of investment securities. During the years ended December 31, 2010 and 2009, our principal collections on loans exceeded loan origination by $15.9 million and $13.5 million, respectively. We sold $22.6 million and $28.5 million of one-to-four family real estate loans in 2010 and 2009, respectively. Cash received from calls, maturities and paydowns of available-for-sale investment securities totaled $137.6 million and $141.0 million for 2010 and 2009, respectively. During 2010, we also received proceeds of $11.9 million from sales of available-for-sale investment securities. We purchased $141.7 million and $122.9 million in available-for-sale investment securities during 2010 and 2009, respectively.

Deposit flows are generally affected by market interest rates, the products offered by local competitors, and other factors. The net increase in total deposits was $4.9 million for 2010 compared to a decrease of $4.7 million for 2009.

Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Chicago, which provides an additional source of funds. At December 31, 2010, we had $21.9 million in advances from the Federal Home Loan Bank of Chicago and an available borrowing limit of approximately $33.0 million. Additionally, we will sell investment securities under agreements to repurchase (commonly referred to as "repurchase agreements") if we require additional liquidity. At December 31, 2010, our repurchase agreements totaled $21.5 million.

First Clover Leaf Bank is required to maintain certain minimum capital requirements under Office of Thrift Supervision regulations. Failure by a savings institution to meet minimum capital requirements can result in certain mandatory and possible discretionary actions by regulators, which, if undertaken, could have a direct material effect on First Clover Leaf Bank's financial statements. First Clover Leaf Bank was considered "well-capitalized" at December 31, 2010. See Note 14 to the Consolidated Financial Statements for additional discussion of capital requirements.

At December 31, 2010, we had outstanding commitments to extend credit of $49.4 million and standby letters of credit of $4.6 million. At December 31, 2010, certificates of deposit scheduled to mature within one year totaled $125.5 million. Based on prior experience, management believes that a significant portion of such deposits will remain with First Clover Leaf Bank, although there can be no assurance that this will be the case. In the event a significant portion of our deposits are not retained, First Clover Leaf Bank will have to utilize other funding sources, such as Federal Home Loan Bank of Chicago advances, in order to maintain our level of assets. Alternatively, First Clover Leaf Bank would reduce the level of liquid assets, such as cash and cash equivalents. In addition, the cost of such deposits may be significantly higher if market interest rates are higher at the time of renewal.

Off-Balance Sheet Arrangements

In the ordinary course of business, First Clover Leaf Bank is a party to credit-related financial instruments with off-balance sheet risk to meet the financing needs of our customers. These financial instruments include commitments to extend credit. First Clover Leaf Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by First Clover Leaf Bank, is based on management's credit evaluation of the customer.

Unfunded commitments under construction lines of credit for residential and multi-family properties are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which First Clover Leaf Bank is committed.

At December 31, 2010 and 2009, First Clover Leaf Bank had $49.4 million and $41.7 million, respectively, of commitments to extend credit, and $4.6 million and $6.4 million, respectively, of standby letters of credit.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include agreements with respect to borrowed funds and deposit liabilities, agreements with respect to investments, and agreements with respect to securities sold under agreements to repurchase.

The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2010. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	Payments Due by Period				
Contractual Obligations	**Less than One Year**	**More than One Year through Three Years**	**More than Three Years through Five Years**	**More than Five Years**	**Total**
			(In thousands)		
Federal Home Loan Bank advances	$ -	$ 13,005	$ 7,956	$ 963	$ 21,924
Subordinated debentures	-	-	-	3,974	3,974
Certificates of deposit	125,543	49,758	8,121	60	183,482
Securities sold under agreements to repurchase	21,457	-	-	-	21,457
Total	$ 147,000	$ 62,763	$ 16,077	$ 4,997	$ 230,837

Recent Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of First Clover Leaf Financial Corp. have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

McGladrey & Pullen, LLP
Certified Public Accountants
1806 Fox Drive, Suite B
Champaign, IL 61820
O 217.352.9100 F 217.352.0287
www.mcgladrey.com



Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Clover Leaf Financial Corp. and Subsidiary
Edwardsville, Illinois

We have audited the accompanying consolidated balance sheets of First Clover Leaf Financial Corp. and Subsidiary (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Champaign, Illinois
March 31, 2011

First Clover Leaf Financial Corp. and Subsidiary

Consolidated Balance Sheets
December 31, 2010 and 2009

	2010	2009
Assets		
Cash and due from banks	$ 11,294,266	$ 14,104,442
Interest-earning deposits	12,773,854	14,306,726
Federal funds sold	42,184,927	19,585,586
Total cash and cash equivalents	66,253,047	47,996,754
Interest-earning time deposits	1,718,651	-
Securities available for sale	78,474,908	86,407,138
Federal Home Loan Bank stock	6,306,273	6,306,273
Loans, net of allowance for loan losses of $5,728,395 and $6,316,829 at December 31, 2010 and 2009, respectively	387,567,638	410,110,923
Loans held for sale	-	1,787,900
Property and equipment, net	10,562,321	11,096,748
Goodwill	11,385,323	11,385,323
Core deposit intangible	1,120,000	1,480,001
Foreclosed assets	3,844,347	1,084,548
Mortgage servicing rights	601,325	680,776
Accrued interest receivable	1,866,511	2,183,520
Prepaid Federal Deposit Insurance Corporation insurance premiums	2,301,408	2,993,995
Other assets	2,968,232	2,012,715
Total assets	$ 574,969,984	$ 585,526,614
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest bearing	$ 34,172,434	$ 49,533,776
Interest bearing	413,310,775	393,020,692
Total deposits	447,483,209	442,554,468
Federal Home Loan Bank advances	21,924,000	39,924,000
Securities sold under agreements to repurchase	21,457,075	18,936,168
Subordinated debentures	3,974,272	3,930,208
Accrued interest payable	561,687	1,211,552
Other liabilities	2,236,302	2,041,941
Total liabilities	497,636,545	508,598,337
Commitments, Contingencies and Credit Risk (Note 15)		
Stockholders' Equity		
Preferred stock, $.10 par value, 10,000,000 shares authorized, no shares issued	-	-
Common stock, $.10 par value, 20,000,000 shares authorized, 7,887,702 and 7,960,523 shares issued and outstanding at December 31, 2010 and 2009, respectively	788,770	796,052
Additional paid-in capital	62,116,845	62,569,654
Retained earnings	14,384,059	12,451,069
Accumulated other comprehensive income	614,774	1,726,434
Unearned Employee Stock Ownership Plan shares	(571,009)	(614,932)
Total stockholders' equity	77,333,439	76,928,277
Total liabilities and stockholders' equity	$ 574,969,984	$ 585,526,614

See Notes to Consolidated Financial Statements.

First Clover Leaf Financial Corp. and Subsidiary

Consolidated Statements of Operations
Years Ended December 31, 2010 and 2009

	2010	2009
Interest and dividend income:		
Interest and fees on loans	$ 22,562,083	$ 23,947,127
Securities:		
Taxable interest income	2,170,774	3,309,871
Nontaxable interest income	595,869	597,601
Interest-earning deposits, federal funds sold, and other	111,992	153,596
Total interest and dividend income	25,440,718	28,008,195
Interest expense:		
Deposits	7,729,676	10,251,782
Federal Home Loan Bank advances	993,646	1,651,067
Securities sold under agreements to repurchase	27,060	59,193
Subordinated debentures	185,075	298,286
Total interest expense	8,935,457	12,260,328
Net interest income	16,505,261	15,747,867
Provision for loan losses	2,573,000	5,553,990
Net interest income after provision for loan losses	13,932,261	10,193,877
Other income:		
Service fees on deposit accounts	395,460	322,017
Other service charges and fees	343,993	277,691
Loan servicing fees	203,929	183,209
Gain on sale of securities	663,814	-
Gain on sale of loans	554,575	577,828
Other	83,999	56,940
	2,245,770	1,417,685
Other expenses:		
Compensation and employee benefits	4,699,393	4,508,815
Occupancy expense	1,367,504	1,449,030
Data processing services	664,073	565,572
Director fees	186,500	212,050
Professional fees	340,155	858,880
Federal Deposit Insurance Corporation insurance premiums	751,589	773,284
Amortization of core deposit intangible	360,001	468,000
Amortization of mortgage servicing rights	273,499	271,822
Goodwill impairment	-	9,300,000
Impairment loss on assets	-	475,283
Other	1,757,360	1,643,680
	10,400,074	20,526,416
Income (loss) before income taxes	5,777,957	(8,914,854)
Income tax expense (benefit)	1,972,085	(92,177)
Net income (loss)	$ 3,805,872	$ (8,822,677)
Basic earnings (losses) per share	$ 0.49	$ (1.08)
Diluted earnings (losses) per share	$ 0.49	$ (1.08)

See Notes to Consolidated Financial Statements.

First Clover Leaf Financial Corp. and Subsidiary

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Employee Stock Ownership Plan Shares	Total
Balance, December 31, 2008	$ 879,375	$ 69,009,706	$ 23,230,811	$ 1,195,673	$ (658,856)	$ 93,656,709
Comprehensive income (loss):						
Net loss	-	-	(8,822,677)	-	-	(8,822,677)
Other comprehensive income, net of tax:						
Unrealized gains on securities available for sale arising during period, net of taxes of $311,962	-	-	-	530,761	-	530,761
Comprehensive loss						(8,291,916)
Dividends ($0.24 per share)	-	-	(1,957,065)	-	-	(1,957,065)
Purchase of 833,230 shares of treasury stock	(83,323)	(6,460,906)	-	-	-	(6,544,229)
Allocation of ESOP shares	-	20,854	-	-	43,924	64,778
Balance, December 31, 2009	796,052	62,569,654	12,451,069	1,726,434	(614,932)	76,928,277
Comprehensive income (loss):						
Net income	-	-	3,805,872	-	-	3,805,872
Other comprehensive income (loss), net of tax:						
Unrealized losses on securities available for sale arising during period, net of taxes of $(416,852)	-	-	-	(683,500)	-	(683,500)
Reclassification adjustment for realized gains included in income, net of taxes of $(235,654)	-	-	-	(428,160)	-	(428,160)
Comprehensive income						2,694,212
Dividends ($0.24 per share)	-	-	(1,872,882)	-	-	(1,872,882)
Purchase of 72,821 shares of treasury stock	(7,282)	(461,652)	-	-	-	(468,934)
Allocation of ESOP shares	-	8,843	-	-	43,923	52,766
Balance, December 31, 2010	$ 788,770	$ 62,116,845	$ 14,384,059	$ 614,774	$ (571,009)	$ 77,333,439

See Notes to Consolidated Financial Statements.

First Clover Leaf Financial Corp. and Subsidiary

Consolidated Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities		
Net income (loss)	$ 3,805,872	$ (8,822,677)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deferred income taxes	176,474	(1,392,486)
Amortization (accretion) of:		
Deferred loan origination costs, net	92,228	41,844
Premiums and discounts on securities	(843,918)	(86,758)
Core deposit intangible	360,001	468,000
Mortgage servicing rights	273,499	271,822
Amortization of fair value adjustments on:		
Loans	(57,600)	(59,500)
Time deposits	(44,000)	(143,500)
Federal Home Loan Bank advances	-	(38,999)
Subordinated debt	44,064	44,064
Investment securities	(59,000)	(55,400)
Property and equipment	16,071	16,071
Goodwill impairment	-	9,300,000
Impairment loss on assets	-	475,283
Provision for loan losses	2,573,000	5,553,990
Depreciation	592,552	704,813
ESOP expense	52,766	64,778
Gain on sale of securities available for sale	(663,814)	-
Gain on sale of loans	(554,575)	(577,828)
Gain on sale of property and equipment	(35,089)	-
Loss on sale of foreclosed assets	15,715	30,561
Proceeds from sales of loans held for sale	22,605,506	28,497,476
Originations of loans held for sale	(20,263,031)	(29,467,548)
Change in assets and liabilities:		
Decrease (increase) in prepaid Federal Deposit Insurance Corporation insurance premiums	692,587	(2,939,144)
Decrease in accrued interest receivable	317,009	277,800
Increase in mortgage servicing rights	(194,048)	(294,938)
Increase in other assets	(1,131,991)	(262,896)
Decrease in accrued interest payable	(649,865)	(34,003)
Increase in other liabilities	846,867	443,965
Net cash provided by operating activities	7,967,280	2,014,790
Cash Flows from Investing Activities		
Proceeds from maturity of interest-earning time deposits	-	25,847,832
Purchase of interest-earning time deposits	(1,718,651)	(20,637,371)
Available for sale securities:		
Purchases	(141,739,231)	(122,950,000)
Proceeds from calls, maturities, and paydowns	137,621,361	141,023,571
Proceeds from sales	11,852,666	-
Decrease increase in loans	15,925,994	13,487,667
Purchase of property and equipment	(120,329)	(470,546)
Proceeds from the sale of property and equipment	81,222	762,246
Proceeds from the sale of foreclosed assets	1,234,149	1,061,490
Net cash provided by investing activities	23,137,181	38,124,889

(Continued)

First Clover Leaf Financial Corp. and Subsidiary

Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Financing Activities		
Net increase (decrease) in deposit accounts	$ 4,972,741	$ (4,604,950)
Net increase (decrease) in securities sold under agreements to repurchase	2,520,907	(36,167,145)
Proceeds from Federal Home Loan Bank advances	5,000,000	5,000,000
Repayments of Federal Home Loan Bank advances	(23,000,000)	(15,004,920)
Repurchase of common stock	(468,934)	(6,544,229)
Cash dividends paid	(1,872,882)	(1,957,065)
Net cash used in financing activities	(12,848,168)	(59,278,309)
Net increase (decrease) in cash and cash equivalents	18,256,293	(19,138,630)
Cash and cash equivalents:		
Beginning	47,996,754	67,135,384
Ending	$ 66,253,047	$ 47,996,754
Supplemental Schedule of Noncash Investing and Financing Activities		
Assets acquired in settlement of loans	$ 4,009,663	$ 1,543,803
Supplemental Disclosures of Cash Flow Information		
Cash paid during the period for:		
Interest	$ 9,585,258	$ 12,432,766
Income taxes, net of refunds	1,170,000	1,329,593

See Notes to Consolidated Financial Statements.

Note 1. Summary of Significant Accounting Policies

First Clover Leaf Financial Corp. (the Company) is a one-bank holding company, whose savings bank subsidiary, First Clover Leaf Bank (the Bank), provides savings deposits and loans to individual and corporate customers in Edwardsville, Illinois and the surrounding communities. The Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products and services. Additionally, the Company and the Bank are subject to the regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

Principles of consolidation: The consolidated financial statements of First Clover Leaf Financial Corp. and Subsidiary have been prepared in conformity with U.S. generally accepted accounting principles and conform to predominant practices in the banking industry.

The consolidated financial statements include the accounts of First Clover Leaf Financial Corp. and its wholly owned subsidiary, First Clover Leaf Bank. The financial statements also include a wholly-owned entity on a deconsolidated basis, First Clover Leaf Statutory Trust I. All material intercompany accounts and transactions have been eliminated in the consolidation.

Use of estimates: In preparing the accompanying consolidated financial statements, the Company's management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the value of goodwill, and the fair value of financial instruments.

Cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks, including cash items in process of clearing and federal funds sold. Generally, federal funds are sold for one-day periods. Cash flows from loans, deposits, and securities sold under agreements to repurchase are treated as net increases or decreases in the statement of cash flows.

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. Those reserve balances were approximately $4,786,000 and $3,117,000, respectively, at December 31, 2010 and 2009.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Interest-earning time deposits: Interest-earning time deposits in banks are carried at cost. At December 31, 2010, interest-earning time deposits amounted to $1,718,651. The Bank did not have any interest-earning time deposits at December 31, 2009.

Securities: Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Securities available for sale are carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Note 1. Summary of Significant Accounting Policies (Continued)

The Company evaluates its debt securities for other-than-temporary impairment (OTTI) on an ongoing basis for those securities with a fair value below amortized cost. The review takes into consideration current market conditions, issuer rating changes and trends, the credit worthiness of the obligator of the security, current analysts' evaluations, failure of the issuer to make scheduled interest or principal payments, the Company's lack of intent to sell the security or whether it is more-likely-than-not that the Company will be required to sell the debt security before its anticipated recovery, as well as other qualitative factors. The term OTTI is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Any portion of such a decline in value associated with credit loss is recognized in earnings as an impairment loss with the remaining noncredit-related component being recognized in other comprehensive income. A credit loss is determined by assessing whether the amortized cost basis of the security will be recovered, by comparing the present value of cash flows expected to be collected from the security, computed using original yield as the discount rate, to the amortized cost basis of the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is considered to be the "credit loss."

Federal Home Loan Bank stock: The Company held Federal Home Loan Bank of Chicago (FHLB) stock of $6.3 million for each of the years ended December 31, 2010 and 2009. The Company is required to maintain these equity securities as a member of the FHLB and in amounts as required by this institution. These equity securities are "restricted" in that they can only be sold back to the respective institution or another member institution at par. Therefore, they are less liquid than other tradable equity securities and their fair value is not readily available. The stock was reviewed for impairment at December 31, 2010, and it was concluded no impairment existed.

Loans: The Company grants real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans throughout Edwardsville, Illinois and the surrounding area. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred costs (fees) on originated loans.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs (fees), are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on real estate, commercial business, and consumer loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans held for sale: Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value which is based on a current appraisal. All loans sold to the Federal National Mortgage Association are required to have a current appraisal. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Note 1. Summary of Significant Accounting Policies (Continued)

Allowance for loan losses: The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention and also considered to be impaired. For such loans, an allowance is established when the fair value of the collateral, less estimated costs to sell, is lower than the carrying value of that loan for collateral dependent loans. Impaired loans may also be valued based on a discounted cash flow analysis. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors.

Impaired loans: A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by the fair value of the collateral if the loan is collateral dependent. The Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Property and equipment: Land is stated at cost. Property and equipment are stated at cost less accumulated depreciation. Depreciation is determined under the straight-line method over the following estimated useful lives of the assets:

	Years
Building and improvements	2 - 50
Furniture and equipment	2 - 10

Foreclosed assets: Real estate acquired through foreclosure or deed in lieu of foreclosure represents specific assets to which the Bank has acquired legal title in satisfaction of indebtedness. Such real estate is initially recorded at the property's fair value at the date of foreclosure less estimated selling costs. Initial valuation adjustments, if any, are charged against the allowance for losses on loans. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value. Subsequent declines in estimated fair value are charged to expense when incurred. Revenues and expenses related to holding and operating these properties are included in operations.

Note 1. Summary of Significant Accounting Policies (Continued)

Mortgage servicing rights: Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. For sales of one-to-four family loans, a portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. To determine impairment the Company applies a pooling methodology to the servicing valuation, in which loans with similar characteristics are "pooled" together for valuation purposes. Once pooled, each grouping of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from the portfolio. Earnings are projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income and costs to service the loans. If the Company later determines that all or a portion of the impairment no longer exists for a particular pool, a reduction of the allowance may be recorded as an increase to income. Capitalized servicing rights are amortized in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Goodwill: Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. Goodwill recorded by First Clover Leaf in connection with its acquisitions relates to the inherent value in the businesses acquired. The continued value of recorded goodwill is impacted by the value of our stock and continued profitability of the organization. In the event that the stock price experiences significant declines or the operations of the Company lack profitability an impairment of goodwill would need to be recognized. Any impairment recognized would adversely impact earnings in the period in which it is recognized.

Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate there may be an impairment. If the carrying amount of the reporting unit goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Operations of the Company are managed and financial performance is evaluated on a company-wide basis. As a result, all of the Company's operations are considered by management to be aggregated in one reporting unit. Accordingly, all goodwill will be assigned to the operations of the Company as one reporting unit. Management has elected September 30th as the date for our annual impairment analysis. At our annual impairment assessment date of September 30, 2010, no impairment existed.

Core deposit intangible: Core deposit intangible represents the value of acquired customer relationships. The balances created from our 2006 and 2008 acquisitions are being amortized over 7.6 and 9.7 years, respectively, using the double declining balance method.

Income taxes: Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not realizable. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

First Clover Leaf Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies (Continued)

The Company adopted the revised provisions of Accounting Standards Codification Topic 740, *Income Taxes*, effective January 1, 2007. The guidance prescribes recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being recognized upon ultimate settlement. The Company has no uncertain tax positions for which a liability has been recorded. Income tax returns for fiscal years 2008 through 2010, with few exceptions, remain open to examination by federal and state taxing authorities.

Earnings (losses) per common share: Basic earnings (losses) per share represents net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding. Employee stock ownership plan shares, which are committed to be released, are considered outstanding for basic and diluted earnings per share. Unallocated shares of the employee stock ownership plan are not considered as outstanding for basic or diluted earnings per share. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued.

	Year Ended December 31,	
	2010	2009
Net earnings (losses) available to common stockholders	$ 3,805,872	$ (8,822,677)
Basic potential common shares:		
Weighted average shares outstanding	$ 7,925,906	$ 8,274,830
Weighted average unallocated Employee Stock Ownership Plan shares	(115,818)	(124,322)
Basic weighted average shares outstanding	7,810,088	8,150,508
Dilutive potential common shares	-	-
Diluted weighted average shares outstanding	7,810,088	8,150,508
Basic and diluted earnings (losses) per share	$ 0.49	$ (1.08)

Segment reporting: Management views the Company as one operating segment, therefore, separate reporting of financial segment information is not considered necessary. Management approaches the Company as one business enterprise which operates in a single economic environment since the products and services, types of customers and regulatory environment all have similar characteristics.

Fair value measurements: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 16. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Note 1. Summary of Significant Accounting Policies (Continued)

Recent accounting pronouncements: The following accounting standards were recently issued relating to the financial services industry:

In June 2009, the Financial Accounting Standards Board (FASB) issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as SFAS No. 166, *Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140*, was adopted into Codification in December 2009 through the issuance of Accounting Standards Update (ASU) 2009-16, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets*. Among other provisions, this ASU eliminates the concept of a "qualifying special-purpose entity" and removes the exception from applying certain accounting guidance to qualifying special-purpose entities. In addition, this ASU provides guidance as to when a portion of a transferred financial asset can be evaluated for sale accounting, provides additional guidance with regard to accounting for transfers of financial assets and requires additional disclosures. ASU 2009-16 was effective at the beginning of a reporting entity's first fiscal year that begins after November 15, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820); Improving Disclosures about Fair Value Measurements*. ASU 2010-06 requires new disclosures on transfers into and out of Level 1 and 2 measurements of the fair value hierarchy and requires separate disclosures about purchases, sales, issuances, and settlements relating to the level of disaggregation and inputs and valuation techniques used to measure fair value. It is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchase, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption of this pronouncement related to Level 1 and 2 measurements did not have a material impact on the Company's consolidated financial statements. The adoption of this pronouncement related to Level 3 measurements is not expected to have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. ASU 2010-20 requires new disclosures that facilitate financial statement users' evaluation of the following: (1) the nature of credit risk inherent in the entity's portfolio of financing receivables; (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses; and (3) the changes and reasons for those changes in the allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance significantly expanded existing disclosure requirements but did not and will not have an impact on the Company's financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Information for Business Combinations*. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company's financial statements.

Note 1. Summary of Significant Accounting Policies (Continued)

In January 2011, the FASB issued ASU 2011-01, *Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.* The amendments in ASU 2011-01 temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.

Reclassifications: Certain reclassifications have been made to the balances, with no effect on net income (loss) or total stockholders' equity, as of and for the year ended December 31, 2009, to be consistent with the classifications adopted as of and for the year ended December 31, 2010.

Note 2. Securities

The amortized cost and fair values of securities available for sale, with gross unrealized gains and losses, are summarized as follows:

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. government agency obligations	$ 41,856,949	$ 846,029	$ (12,585)	$ 42,690,393
Corporate bonds	2,096,569	43,509	(82,439)	2,057,639
State and municipal securities	17,803,252	358,089	(387,070)	17,774,271
Other securities	3,501	-	-	3,501
Mortgage-backed securities	15,738,693	362,007	(151,596)	15,949,104
	$ 77,498,964	$ 1,609,634	$ (633,690)	$ 78,474,908
	December 31, 2009			
U.S. government agency obligations	$ 47,783,283	$ 770,854	$ (39,618)	$ 48,514,519
Corporate bonds	2,596,146	45,710	(95,938)	2,545,918
State and municipal securities	14,468,352	910,564	-	15,378,916
Other securities	3,501	-	-	3,501
Mortgage-backed securities	18,815,746	1,148,552	(14)	19,964,284
	$ 83,667,028	$ 2,875,680	$ (135,570)	$ 86,407,138

Note 2. Securities (Continued)

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2010 and 2009, are summarized as follows:

2010	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:						
U.S. government agency obligations	$ 2,486,130	$ 12,585	$ -	$ -	$ 2,486,130	$ 12,585
Corporate bonds	-	-	617,561	82,439	617,561	82,439
State and municipal securities	8,028,070	387,070	-	-	8,028,070	387,070
Mortgage-backed securities	8,437,418	151,596	-	-	8,437,418	151,596
	$ 18,951,618	$ 551,251	$ 617,561	$ 82,439	$ 19,569,179	$ 633,690

2009	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:						
U.S. government agency obligations	$ 8,469,750	$ 37,800	$ 1,995,000	$ 1,818	$ 10,464,750	$ 39,618
Corporate bonds	-	-	751,062	95,938	751,062	95,938
Mortgage-backed securities	8,254	14	-	-	8,254	14
	$ 8,478,004	$ 37,814	$ 2,746,062	$ 97,756	$ 11,224,066	$ 135,570

Management evaluates the investment portfolio on at least a quarterly basis to determine if investments have suffered an other-than-temporary decline in value. In addition, management monitors market trends, investment grades, bond defaults and other circumstances to identify trends and circumstances that might impact the carrying value of equity securities.

At December 31, 2010, the Company had 34 securities in an unrealized loss position which included: two U.S. government agency obligations, one corporate bond, 21 state and municipal securities, and ten mortgage-backed securities. These securities had an aggregate depreciation of 3.14% from the Company's amortized cost basis. The unrealized losses resulted from changes in market interest rates and liquidity, not from changes in the probability of contractual cash flows. The Company does not intend to sell the securities, and it is not more-likely-than-not that the Company will be required to sell the securities prior to recovery of amortized cost. Full collection of the amounts due according to the contractual terms of the securities is expected; therefore, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2010.

Note 2. Securities (Continued)

The amortized cost and fair value at December 31, 2010, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Other securities have no stated maturity. Therefore, stated maturities are not disclosed for these categories.

	Available for Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 17,734,436	$ 17,841,722
Due after one year through five years	31,395,561	32,392,385
Due after five years through ten years	3,656,561	3,703,171
Due after ten years	8,970,212	8,585,025
Mortgage-backed securities	15,738,693	15,949,104
Other securities	3,501	3,501
	$ 77,498,964	$ 78,474,908

Securities with a carrying amount of approximately $74,023,000 and $78,977,000 were pledged to secure deposits as required or permitted by law at December 31, 2010 and 2009, respectively.

Note 3. Loans

The components of loans, including loans held for sale, are as follows:

	At December 31,	
	2010	2009
Real estate loans:		
One-to-four-family	$ 99,186,894	$ 96,292,506
One-to-four-family, loans held for sale	-	1,787,900
Multi-family	26,543,285	20,946,534
Commercial	160,798,616	179,923,276
Construction and land	53,646,900	45,447,453
	340,175,695	344,397,669
Commercial business	51,737,884	63,134,579
Consumer:		
Home equity	9,170,067	9,870,907
Other	1,745,125	2,606,531
	10,915,192	12,477,438
Total gross loans	402,828,771	420,009,686
Less undisbursed portion of construction loans	(9,589,505)	(1,772,947)
Less deferred loan origination costs (fees), net	56,767	(21,087)
Less allowance for loan losses	(5,728,395)	(6,316,829)
	$ 387,567,638	$ 411,898,823

Note 3. Loans (Continued)

The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and presents these policies to the Board at least annually. A reporting system supplements the review process by providing management with reports related to loan production, loan quality, loan delinquencies and non-performing and potential problem loans.

One-to-four-family real estate loans are predominately collateralized by properties located in our market area. Virtually all of these loans have fixed rates of interest. We generally sell most of the conforming, fixed-rate loans that we originate, but we generally retain the servicing rights on these loans. We may lend up to 80% of the property's appraised value, or up to 100% of the property's appraised value if the borrower obtains private mortgage insurance. We require title insurance on all of our one-to-four-family mortgage loans, and we also require that fire and extended coverage casualty insurance be maintained in an amount equal to at least the lesser of the loan balance or the replacement cost of the improvements on the property. We also require a property appraisal for all one-to-four family loans that are underwritten to comply with secondary market standards. Appraisals are conducted by independent appraisers from a list approved by our board of directors.

Multi-family real estate loans are generally secured by apartment buildings and rental properties. All of our multi-family real estate loans are secured by properties located within our lending area. Multi-family real estate loans generally are offered with interest rates that adjust after one, three or five years. The interest rate adjustments are tied to either a Treasury Bill Index tied to the adjustment period, or to a Cost of Funds index. When originating multi-family real estate loans we evaluate the qualifications and financial condition of the borrower, profitability and expertise, as well as the value and condition of the mortgaged property securing the loans. We also consider the financial resources of the borrower, the borrower's experience in owning or managing a similar property, and the borrower's payment history with us and other financial institutions. Multi-family real estate loans are originated in amounts up to 80% of the lower of the sale price or the appraised value of the mortgaged property securing the loans. All multi-family real estate loans over $250,000 are appraised by outside independent appraisers approved by the board of directors.

Commercial real estate loans are secured predominately by office buildings, and to a lesser extent warehouse properties and more specialized properties such as churches. We originate commercial real estate loans with a typical term of five years with balloon payments. These loans generally amortize over 15 to 20 years. We offer both adjustable and fixed rates of interest on commercial real estate loans, with the interest rate for adjustable rate loans tied to the prime interest rate. We may lend up to 75% of the properties appraised value on loans secured by other commercial properties. We require independent appraisals for all commercial real estate loans in excess of $250,000. Creditworthiness is determined by considering the character, experience, management and financial strength of the borrower, and the ability of the property to generate adequate funds to cover both operating expenses and debt service. We require title insurance on all of our commercial real estate loans, and we also require that fire and extended coverage casualty insurance be maintained.

Construction lending generally involves a greater degree of risk than our other real estate lending. The repayment of the construction loan is, to a great degree, dependent upon the successful and timely completion of the project. The construction phase of a loan generally lasts up to six months, and the interest rate charged generally corresponds to the rate of the committed permanent loan, with loan-to-value ratios of up to 80%, (or up to 100% if the borrower obtains private mortgage insurance) of the appraised estimated value of the completed property or cost, whichever is less. Our procedures for underwriting construction loans include an assessment of the borrower's credit history and the borrower's ability to meet other existing debt obligations, as well as payment of principal and interest on the proposed loan. We use the same underwriting standards and procedures for construction/permanent lending as we do for one-to-four family residential real estate lending.

Note 3. Loans (Continued)

Commercial business loans vary in type and include secured and unsecured commercial business loans for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes. The terms of these loans are generally for less than five years. The loans are either negotiated on a fixed-rate basis or carry variable interest rates indexed to the prime rate. Commercial credit decisions are based upon a complete credit review of the borrower. A determination is made as to the borrower's ability to repay in accordance with the proposed terms as well as an overall assessment of the credit risks involved. Personal guarantees of borrowers are generally required. In evaluating a commercial business loan, we consider debt service capabilities, actual and projected cash flows, and the borrower's inherent industry risks. Credit agency reports of the borrower's credit history as well as bank checks and trade investigations supplement the analysis of the borrower's creditworthiness. Although we originate both fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon borrower demand, market interest rates, borrower preference for fixed-versus adjustable-rate loans, and the interest rates offered on each type of loan by competing lenders in our market area. Loan originations are derived from a number of sources, including existing or prior customers and walk-in customers.

Consumer loans consist primarily of home equity lines of credit, automobile loans, overdraft loans, loans secured by deposits and securities, and unsecured personal loans. Home equity lines of credit account for the largest segment of our consumer loans. They are generally made for owner-occupied homes and are secured by first or second mortgages on the residential properties. We generally offer home equity lines of credit with a maximum loan to appraised value ratio of 90%, including senior liens on the subject property. Our procedures for underwriting consumer loans include an assessment of the borrower's credit history and ability to meet other existing debt obligations, as well as payments of principal and interest on the proposed loans. Although the borrower's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral security, if any, to the proposed loan.

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and companies in which they have a 10% or more beneficial ownership. In the opinion of management, these loans including the undisbursed commitments are made in the ordinary course of business, with substantially the same terms, including interest rate and collateral as those prevailing for comparable transactions with persons not related to the Bank, and do not involve more than the normal risk of collectibility. Changes in these loans for the years ended December 31, 2010 and 2009 are summarized as follows:

	Year Ended December 31,	
	2010	2009
Balance, beginning of year	$ 10,060,907	$ 11,718,292
Additions	1,549,743	1,501,456
Repayments	(598,253)	(3,158,841)
Change in status of borrower	(665,180)	-
Balance, end of year	$ 10,347,217	$ 10,060,907

The loan portfolio includes a concentration of loans in commercial real estate amounting to approximately $160,799,000 and $179,923,000 as of December 31, 2010 and 2009, respectively. The loans are expected to be repaid from cash flows or from proceeds from the sale of selected assets of the borrowers. The concentration of credit within commercial real estate is taken into consideration by management in determining the allowance for loan losses. The Company's opinion as to the ultimate collectibility of these loans is subject to estimates regarding future cash flows from operations and the value of the property, real and personal, pledged as collateral. These estimates are affected by changing economic conditions and the economic prospects of borrowers.

Note 3. Loans (Continued)

On occasion, the Company originates loans secured by single-family dwellings with high loan to value ratios exceeding 90%. The Company does not consider the level of such loans to be a significant concentration of credit as of December 31, 2010 or 2009.

The following table presents our past-due loans, segregated by class, as of December 31, 2010.

	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total	Accruing Loans 90 or More Days Past Due
Real estate loans:							
One-to-four family	$ 2,090,585	$ 295,620	$ 818,215	$ 3,204,420	$ 95,982,474	$ 99,186,894	$ 80,886
Multi-family	1,010,870	-	2,434,837	3,445,707	23,097,578	26,543,285	-
Commercial	-	162,159	1,240,250	1,402,409	159,396,207	160,798,616	-
Construction and land	-	-	4,927,268	4,927,268	48,719,632	53,646,900	-
	3,101,455	457,779	9,420,570	12,979,804	327,195,891	340,175,695	80,886
Commercial business	30,639	-	43,118	73,757	51,664,127	51,737,884	11,842
Consumer:							
Home equity	119,671	96,029	367,304	583,004	8,587,063	9,170,067	-
Other	-	297	-	297	1,744,828	1,745,125	-
	119,671	96,326	367,304	583,301	10,331,891	10,915,192	-
	$ 3,251,765	$ 554,105	$ 9,830,992	$ 13,636,862	$ 389,191,909	$ 402,828,771	$ 92,728

All loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, there is reasonable probability of loss of principal or collection of additional interest is deemed insufficient to warrant further accrual. Generally, we place all loans 90 days or more past due on non-accrual status. However, exceptions may occur when a loan is in process of renewal, but it has not yet been completed. In addition, we may place any loan on non-accrual status if any part of it is classified as loss or if any part has been charged-off. When a loan is placed on non-accrual status, total interest accrued and unpaid to date is reversed Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectability of the loan.

Year-end non-accrual loans, segregated by class, are as follows:

	At December 31, 2010	2009
Real estate loans:		
One-to-four family	$ 1,855,789	$ 2,259,774
Multi-family	2,434,837	2,324,260
Commercial	1,289,711	1,346,342
Construction and land	6,177,386	5,410,193
	11,757,723	11,340,569
Commercial business	109,114	292,749
Consumer:		
Home equity	382,343	99,891
Other	-	-
	382,343	99,891
Total non-accrual loans	$ 12,249,180	$ 11,733,209

Note 3. Loans (Continued)

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense. The allowance for loan losses is evaluated on at least a quarterly basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. The allowance is prepared in accordance with ASC Topic 310 and ASC Topic 450. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The amount of the provision reflects not only the necessary increases in the allowance for loan losses related to loans newly categorized as special mention, substandard, or doubtful, but it also reflects actions taken related to other loans including, but not limited to, any necessary increases or decreases in required allowances for specific loans or loan pools.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention and also considered to be impaired. For such loans, an allowance is established when the fair value of the collateral, less estimated costs to sell, is lower than the carrying value of that loan for collateral dependent loans. Impaired loans may also be valued based on a discounted cash flow analysis. The general component covers non-impaired loans and is based on historical loss experience, and adjustments for general economic conditions and other qualitative risk factors that impact the Company, when such adjustments are deemed necessary.

The Bank separates its various credits into risk categories for the purposes of estimating credit losses. Risk categories are determined using a variety of financial indicators applied consistently to all credits within our portfolio. The potential loss factor that is applied to each of the risk categories is based on historical losses sustained within these categories, weighted with generally accepted regulatory and industry averages giving consideration to current economic conditions. For all loans that are classified in the Pass category, which is the majority of the Company's loans, the Bank assigns a potential loss factor based on the most recent 3 years of loss history.

Loans identified as losses by management, internal loan review and/or bank examiners are charged-off. Furthermore, consumer loan accounts are charged-off automatically based on regulatory requirements.

A summary analysis of the allowance for loan losses follows:

	Year Ended December 31,	
	2010	2009
Balance, beginning	$ 6,316,829	$ 3,895,246
Provision for loan losses	2,573,000	5,553,990
Loans charged-off	(3,309,666)	(3,134,605)
Recoveries	148,232	2,198
Balance, ending	$ 5,728,395	$ 6,316,829

Note 3. Loans (Continued)

The following table provides additional detail of the allowance for loan losses, by portfolio segment, for the year ended December 31, 2010. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	Real Estate Loans	Commercial Business	Consumer	Total
Allowance for Loan Losses:				
Beginning balance	$ 5,547,149	$ 759,817	$ 9,863	$ 6,316,829
Charge-offs	(2,203,196)	(1,020,438)	(86,032)	(3,309,666)
Recoveries	148,232	-	-	148,232
Provisions	1,251,074	1,128,306	193,620	2,573,000
Ending balance	$ 4,743,259	$ 867,685	$ 117,451	$ 5,728,395
Period-end amount allocated to:				
Loans individually evaluated for impairment	$ 2,114,959	$ 12,766	$ -	$ 2,127,725
Loans collectively evaluated for impairment	2,628,300	854,919	117,451	3,600,670
Ending balance	$ 4,743,259	$ 867,685	$ 117,451	$ 5,728,395
Loans:				
Loans individually evaluated for impairment	$ 17,807,362	$ 1,265,034	$ -	$ 19,072,396
Loans collectively evaluated for impairment	322,368,333	50,472,850	10,915,192	383,756,375
Ending balance	$ 340,175,695	$ 51,737,884	$ 10,915,192	$ 402,828,771

Credit Quality Indicators. As part of the on-going monitoring of the credit quality of the Company's loan portfolio, management categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt and comply with various terms of their loan agreements. The Company considers current financial information, historical payment experience, credit documentation, public information and current economic trends. Generally, all sizeable credits receive a financial review no less than annually to monitor and adjust, if necessary, the credit's risk profile. Credits classified as watch generally receive a review more frequently than annually. For special mention, substandard, and doubtful credit classifications, the frequency of review is increased to no less than quarterly in order to determine potential impact on credit loss estimates.

The Company categorizes loans into the following risk categories based on relevant information about the ability of borrowers to service their debt:

Pass – A pass asset is well protected by the current worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral in a timely manner. Pass assets also include certain assets considered watch, which are still protected by the worth and paying capacity of the borrower but deserve closer attention and a higher level of credit monitoring.

Special Mention – A special mention asset has potential weaknesses that deserve management's close attention. The asset may also be subject to a weak or speculative market or to economic conditions, which may, in the future adversely affect the obligor. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date. Special mention assets are not adversely classified and do not expose the Bank to sufficient risk to warrant adverse classification.

Note 3. Loans (Continued)

Substandard – A substandard asset is an asset with a well-defined weakness that jeopardizes repayment, in whole or in part, of the debt. These credits are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. These assets are characterized by the distinct possibility that the institution will sustain some loss of principal and/or interest if the deficiencies are not corrected. It is not necessary for a loan to have an identifiable loss potential in order to receive this rating.

Doubtful – An asset that has all the weaknesses inherent in the substandard classification, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely likely, but it is not identified at this point due to pending factors.

Loss – An asset, or portion thereof, classified as loss is considered uncollectible and of such little value that its continuance on the Company's books as an asset is not warranted. This classification does not necessarily mean that an asset has no recovery or salvage value; but rather, there is much doubt about whether, how much, or when the recovery would occur. As such, it is not practical or desirable to defer the write-off. Therefore, there is no balance to report at December 31, 2010.

The following table presents our credit quality indicators, segregated by class, as of December 31, 2010.

	Pass	Special Mention	Substandard	Doubtful	Total
Real estate loans:					
One-to-four family	$ 95,736,843	$ 771,951	$ 1,706,072	$ 972,028	$ 99,186,894
Multi-family	23,455,816	-	1,589,248	1,498,221	26,543,285
Commercial	142,382,980	11,718,507	5,407,417	1,289,712	160,798,616
Construction and land	46,809,444	605,162	5,830,405	401,889	53,646,900
	308,385,083	13,095,620	14,533,142	4,161,850	340,175,695
Commercial business	45,743,054	5,281,761	713,069	-	51,737,884
Consumer:					
Home equity	8,212,078	40,563	707,283	210,143	9,170,067
Other	1,745,125	-	-	-	1,745,125
	9,957,203	40,563	707,283	210,143	10,915,192
Total	$ 364,085,340	$ 18,417,944	$ 15,953,494	$ 4,371,993	$ 402,828,771

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by the fair value of the collateral if the loan is collateral dependent. The Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Note 3. Loans (Continued)

The following is a summary comparison of impaired loans at December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
Impaired loans for which there is a related allowance for loan losses	$ 7,989,543	$ 17,260,097
Impaired loans for which there is no related allowance for loan losses	11,082,853	8,248,180
Total impaired loans	$ 19,072,396	$ 25,508,277
Allowance for loan losses for impaired loans included in the allowance for loan losses	$ 2,127,725	$ 1,909,854
Average recorded investment in impaired loans	$ 23,648,902	$ 17,731,303
Cash basis income recognized from impaired loans	$ 122,724	$ 1,003,905
Loans contractually past due over 90 days and still accruing interest	$ 92,728	$ 2,580,077
Loans no longer accruing interest, not included in impaired	$ 456,042	$ 1,043,432
Loans no longer accruing interest, included in impaired	$ 11,793,138	$ 10,689,777

The following tables provide additional detail of impaired loans, segregated by class, as of December 31, 2010. At December 31, 2010, we had loans of approximately $250,000 that were classified as troubled debt restructurings which are included in our impaired loans. The unpaid contractual balance represents the recorded balance prior to any partial charge-offs. The recorded investment represents customer balances net of any partial charge-offs recognized on the loans. The interest income recognized column represents all interest income reported either on a cash or accrued basis after the loan became impaired. The cash basis income column represents only the interest income recognized on a cash basis after the loan was classified as impaired.

	Unpaid Contractual Principal Balance	Recorded Investment with No Related Allowance	Recorded Investment with Allowance	Total Recorded Investment	Related Allowance
Real estate loans:					
One-to-four family	$ 2,134,451	$ 1,828,061	$ 34,420	$ 1,862,481	$ 10,000
Multi-family	3,331,813	1,589,249	1,498,221	3,087,470	371,940
Commercial	7,114,333	5,526,878	1,170,250	6,697,128	290,250
Construction and land	6,961,294	1,059,996	5,172,298	6,232,294	1,442,769
	19,541,891	10,004,184	7,875,189	17,879,373	2,114,959
Commercial business	809,440	598,715	114,354	713,069	12,766
Consumer:					
Home equity	479,954	479,954	-	479,954	-
Other	-	-	-	-	-
	479,954	479,954	-	479,954	-
Total	$ 20,831,285	$ 11,082,853	$ 7,989,543	$ 19,072,396	$ 2,127,725

Note 3. Loans (Continued)

	Average Recorded Investment	Interest Income Recognized	Cash Basis Income Recognized from Impaired Loans
Real estate loans:			
One-to-four family	$ 6,915,027	$ 52,135	$ 48,880
Multi-family	2,936,288	26,006	-
Commercial	4,655,640	337,718	21,674
Construction and land	7,603,909	50,799	50,799
	22,110,864	466,658	121,353
Commercial business	1,156,307	93,411	1,371
Consumer:			
Home equity	381,731	2,458	-
Other	-	-	-
	381,731	2,458	-
Total	$ 23,648,902	$ 562,527	$ 122,724

Note 4. Property and Equipment

The components of property and equipment are as follows:

	December 31,	
	2010	2009
Land	$ 1,830,711	$ 1,874,648
Buildings and improvements	8,796,739	9,107,791
Construction in process	14,896	14,896
Furniture and equipment	829,502	1,788,978
	11,471,848	12,786,313
Less accumulated depreciation	(909,527)	(1,689,565)
	$ 10,562,321	$ 11,096,748

Depreciation expense for the years ended December 31, 2010, and 2009 amounted to $592,552 and $704,813, respectively.

Note 5. Mortgage Servicing Rights

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were approximately $68,332,000 and $70,914,000 at December 31, 2010 and 2009, respectively.

The fair values of these servicing rights were approximately $601,000 and $681,000, respectively, at December 31, 2010 and 2009. The fair value of servicing rights was determined using a discount rate of 8.00%, monthly prepayment speeds ranging from 1.78% to 8.33%, depending on the stratification of the specific right, ancillary income of $48 per loan annually, and incremental cost to service of approximately $43 per loan annually. The ancillary income and cost to service assumptions include projected loan defaults.

The following summarizes the activity pertaining to mortgage servicing rights along with the aggregate activity in related valuation allowances:

	Year Ended December 31,	
	2010	2009
Balance, beginning	$ 680,776	$ 657,660
Mortgage servicing rights capitalized	194,048	294,938
Mortgage servicing rights amortized	(216,908)	(200,757)
Provision for loss in fair value	(56,591)	(71,065)
Balance, ending	$ 601,325	$ 680,776
Valuation allowances:		
Balance, beginning	$ 109,220	$ 38,155
Additions	56,591	71,065
Balance, ending	$ 165,811	$ 109,220

Estimated future amortization expense on mortgage servicing rights is as follows:

Year Ending December 31,	Amount
2011	$ 125,769
2012	120,083
2013	102,232
2014	81,966
2015	48,456
Thereafter	122,819
	$ 601,325

Note 6. Core Deposit Intangible

The gross carrying value and accumulated amortization of the core deposit intangible is presented below:

	December 31,	
	2010	2009
Core deposit intangible	$ 3,258,000	$ 3,258,000
Less accumulated amortization	(2,138,000)	(1,777,999)
	$ 1,120,000	$ 1,480,001

Amortization expense on core deposit intangible for the years ended December 31, 2010 and 2009 was $360,001 and $468,000, respectively.

Estimated future amortization expense on core deposit intangible for the five succeeding fiscal years is as follows:

Year Ending December 31,	Amount
2011	$ 304,000
2012	281,000
2013	264,000
2014	75,000
2015	58,000

Note 7. Goodwill

The Company reported goodwill from its acquisition of Clover Leaf Bank in 2006 in the amount of $9,402,608 and its acquisition of Partners Bank in 2008 in the amount of $11,282,715, for a total of $20,685,323 in goodwill. In June 2009, we recorded an impairment charge of $9,300,000, reducing the amount of goodwill to $11,385,323. In accordance with ASC Topic 350, *Intangibles - Goodwill and Other*, goodwill and intangible assets with indefinite useful lives are no longer amortized; rather they are assessed, at least annually, for impairment. The Company tests goodwill for impairment on an annual basis as of September 30, or more often if events or circumstances indicate there may be impairment. Management has determined that the Company has only one reporting unit for purposes of evaluating goodwill.

As outlined in ASC Topic 350, the goodwill impairment analysis involves a two-step test. Step one includes two valuation methodologies; (i) the comparable transactions approach, and (ii) the control premium approach. The first valuation methodology, used to identify potential impairment, involves comparing the fair value of the reporting unit to its carrying value including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not considered impaired. If the carrying value exceeds fair value, there is an indication of impairment, and the second valuation methodology is performed to measure the amount of impairment. The second valuation methodology involves calculating an implied fair value of goodwill for the reporting unit, in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first valuation methodology, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the carrying value of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment charge is recorded against earnings for the excess.

Note 7. Goodwill (Continued)

Due to the current economic environment and other uncertainties, it is possible that our estimates and assumptions may adversely change in the future, and we may be required to record additional goodwill impairment losses in future periods. It is not possible at this time to determine if any such future impairment loss would result or, it if does, whether such charge would be material. However, any such future impairment loss would be limited to the remaining goodwill balance of $11,385,323 at December 31, 2010. Subsequent reversal of goodwill impairment losses is not permitted. At our annual impairment assessment date of September 30, 2010, our analysis indicated that no further impairment existed.

Note 8. Deposits

Deposits are summarized as follows:

	December 31,	
	2010	2009
Noninterest bearing	$ 34,172,434	$ 49,533,776
Interest bearing transaction accounts	209,846,389	175,051,476
Savings	19,982,473	18,942,269
Time	183,481,913	199,026,947
	$ 447,483,209	$ 442,554,468

Included in time deposits were approximately $45,846,000 and $50,148,000 of brokered deposits for the years ended December 31, 2010 and 2009, respectively. Included in interest bearing transaction accounts were approximately $24,441,000 and $17,424,000 of brokered deposits for the years ended December 31, 2010 and 2009, respectively.

Interest expense on deposits is summarized as follows:

	Year Ended December 31,	
	2010	2009
Interest bearing transaction accounts	$ 2,285,206	$ 2,893,114
Savings	151,622	74,062
Time	5,292,848	7,284,606
	$ 7,729,676	$ 10,251,782

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $80,811,000 and $64,346,000 at December 31, 2010 and 2009, respectively.

Note 8. Deposits (Continued)

At December 31, 2010, the scheduled maturities of time deposits are as follows:

Year Ending December 31,	Amount
2011	$ 125,542,898
2012	41,734,021
2013	8,023,783
2014	3,906,657
2015	4,214,551
Thereafter	60,003
	$ 183,481,913

Note 9. Federal Home Loan Bank Advances

The Bank had total advances from the Federal Home Loan Bank (FHLB) of $21,924,000 and $39,924,000 at December 31, 2010 and 2009, respectively. The weighted average interest rate on the advances was 1.33% and 3.54% at December 31, 2010 and 2009, respectively. The range of rates on the outstanding advances at December 31, 2010 varied from 0.78% to 4.85%.

The contractual maturities of advances are as follows:

Year Ending December 31,	Amount
2011	$ -
2012	5,000,000
2013	8,005,000
2014	6,483,000
2015	1,473,000
2016	963,000
	$ 21,924,000

At December 31, 2010, in addition to FHLB stock, eligible residential real estate loans totaling approximately $56,612,000 were pledged to the FHLB to secure advances outstanding compared to $58,760,000 at December 31, 2009.

Note 10. Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The balance of our securities sold under agreements to repurchase fluctuates based upon our customers' needs and activity. The Company has one significant customer whose balances fluctuate on a regular basis. Due to the nature of this customer's business, large fluctuations in its accounts are a normal occurrence. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

Note 11. Subordinated Debentures

The financial statements also include the following wholly-owned entity on a deconsolidated basis, First Clover Leaf Statutory Trust I. The sole asset of this trust is junior subordinated deferrable interest debentures. Clover Leaf issued $4,000,000 in May 2005 in cumulative trust preferred securities through this newly formed special-purpose trust. The proceeds of the offering were invested by the trust in junior subordinated debentures of Trust I. Distributions are cumulative and were payable at a fixed rate of 6.08% through May 2010 and then adjusted quarterly at a variable rate of 1.85% over the 3 month LIBOR rate, per annum of the stated liquidation amount of $1,000 per preferred security. The obligations of the trust are fully and unconditionally guaranteed, on a subordinated basis, by the Company. The trust preferred securities for Trust I are mandatorily redeemable upon the maturity of the debentures in May 2025, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning in May 2010. Holders of the capital securities have no voting rights, are unsecured, and rank junior in priority of payment to all of the Company's indebtedness and senior to the Company's capital stock. For regulatory purposes, the trust preferred securities qualify as Tier I capital subject to certain provisions. In conjunction with the Acquisition on July 10, 2006, a market value adjustment of ($223,000) was recorded.

Note 12. Income Taxes

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Year Ended December 31,	
	2010	2009
Federal:		
Current	$ 1,449,943	$ 1,089,398
Deferred	171,566	(1,132,575)
	1,621,509	(43,177)
State:		
Current	345,668	210,911
Deferred	4,908	(259,911)
	350,576	(49,000)
	$ 1,972,085	$ (92,177)

The Company's income tax expense differed from the maximum statutory federal rate of 35% as follows:

	Year Ended December 31,	
	2010	2009
Expected income taxes	$ 2,022,285	$ (3,120,199)
Income tax effect of:		
State taxes, net of federal income tax benefit	227,875	(32,120)
Tax exempt interest, net	(215,371)	(201,560)
Income taxed at lower rates	(57,780)	89,148
Goodwill impairment loss	-	3,255,000
Other	(4,924)	(82,446)
	$ 1,972,085	$ (92,177)

Note 12. Income Taxes (Continued)

The tax effects of principal temporary differences are shown in the following table:

	December 31,	
	2010	2009
Deferred tax assets:		
Allowance for loan losses	$ 2,207,408	$ 2,423,647
Deferred compensation	280,422	258,304
ESOP expense	74,774	64,903
Accrued expenses	107,502	146,837
Purchase accounting adjustments for:		
Loans	74,879	97,238
Securities	209,770	299,449
Time deposits	11,257	28,337
Deferred fees and costs	21,988	-
Premises and equipment	-	44,184
Other	69,384	26,458
	3,057,384	3,389,357
Deferred tax liabilities:		
Federal Home Loan Bank stock	(640,438)	(640,438)
Core deposit intangible	(434,762)	(574,507)
Mortgage servicing rights	(233,422)	(264,264)
Unrealized gain on securities available for sale	(361,696)	(1,014,202)
Purchase accounting adjustments for:		
Premises and equipment	(303,035)	(309,274)
Federal Home Loan Bank advances	(29,502)	(29,502)
Subordinated debentures	(9,987)	(27,092)
Deferred loan costs, net	-	(13,813)
Premises and equipment	(52,245)	-
	(2,065,087)	(2,873,092)
Net deferred taxes	$ 992,297	$ 516,265

Retained earnings at December 31, 2010 and 2009 include approximately $3,044,000 of the tax bad debt reserve which accumulated prior to 1988, for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $1,157,000 at December 31, 2010 and 2009. Management has determined that the probability of recapturing the reserve is not sufficient to record a liability.

Note 13. Employee Benefits

The Company has adopted a 401k plan and profit sharing defined contribution plan covering substantially all of its employees. The contribution to the plan for the profit sharing contribution is determined by the Board of Directors. The Company contributed $99,863 and $99,520 to the plan for the profit sharing contribution for the years ended December 31, 2010 and 2009, respectively. The 401k component of the plan allows participants to defer up to 50% of their compensation. Such deferral accumulates on a tax deferred basis until the employee withdraws the funds. The Company matches the employee contributions for the 401k plan up to 2% of compensation. Total expense recorded for the Company's match for the 401k plan was $62,819 and $61,731 for the years ended December 31, 2010 and 2009, respectively.

Certain directors participate in a deferred compensation agreement. The Bank accrues the liability for these agreements based on the present value of the amount the director is currently eligible to receive. The Company recorded expenses of $10,362 and $13,006 in 2010 and 2009, respectively, related to these agreements. At December 31, 2010 and 2009, the Bank had a recorded liability in the amount of $722,401 and $678,429, respectively, for these plans.

The Company has an employee stock ownership plan (ESOP) that covers substantially all employees who have attained the age of 21 and completed one year of service. In connection with its initial stock offering in 2004, the Company loaned funds to the ESOP for the purchase of its common stock at the initial public offering price. The loan is being repaid based on a variable interest rate over 20 years beginning December 31, 2004. All shares are held in a suspense account for allocation among the participants as the loan is repaid. Shares are released for allocation to participants based upon the ratio of the current year's debt service to the sum of total principal and interest payments over the remaining life of the note. Shares released from the suspense account are allocated among the participants based upon their pro rata annual compensation. The purchase of shares by the ESOP was recorded by the Company as unearned ESOP shares in a contra equity account. As ESOP shares are committed to be released to compensate employees, the contra equity account is reduced and the Company recognizes compensation expense equal to the average fair market value of the shares committed to be released. Compensation expense of $52,766 and $64,778 was incurred for the years ended December 31, 2010 and 2009, respectively.

Dividends on unallocated ESOP shares, together with Company contributions, are used by the ESOP to repay principal and interest on the outstanding note.

The following table reflects the shares held by the plan at December 31, 2010 and 2009:

	2010	2009
Unallocated shares (fair value at December 31, 2010 and 2009 of $749,509 and $875,025, respectively)	110,547	119,051
Allocated shares	60,212	51,708
	170,759	170,759

Note 14. Capital Ratios

The Company's primary source of funds is dividends received from the Bank. By regulation, the Bank is prohibited from paying dividends that would reduce regulatory capital below a specific percentage of assets, without regulatory approval. As a practical matter, dividends distributed by the Bank are restricted to amounts that maintain prudent capital levels.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tangible and Tier I capital (as defined by the regulations) to tangible assets (as defined), total and Tier I capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2010 and 2009, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2010, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios as of December 31, 2010 and 2009 are presented in the following table.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			2010			
Tangible Capital to Tangible Assets	$ 58,904,000	10.50%	$ 8,412,000	1.50%	N/A	N/A
Tier I Capital to Adjusted Total Assets	$ 58,904,000	10.50%	$ 22,432,000	4.00%	$ 28,039,000	5.00%
Tier I Capital to Risk Weighted Assets	$ 58,904,000	15.69%	N/A	N/A	$ 22,520,000	6.00%
Total Capital to Risk Weighted Assets	$ 60,898,000	16.22%	$ 30,027,000	8.00%	$ 37,534,000	10.00%
			2009			
Tangible Capital to Tangible Assets	$ 54,322,000	9.55%	$ 8,537,000	1.50%	N/A	N/A
Tier I Capital to Adjusted Total Assets	$ 54,322,000	9.55%	$ 22,764,000	4.00%	$ 28,455,000	5.00%
Tier I Capital to Risk Weighted Assets	$ 54,322,000	12.88%	N/A	N/A	$ 25,297,000	6.00%
Total Capital to Risk Weighted Assets	$ 57,985,000	13.75%	$ 33,729,000	8.00%	$ 42,161,000	10.00%

Note 15. Commitments, Contingencies and Credit Risk

The Company and the Bank could be a party to legal actions which are in the normal course of business activities. In the opinion of management, the ultimate resolution of these matters is not expected to have a material effect on the financial position or the results of operations of the Company.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in addition to the amounts recognized in the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the notional or contractual amounts of financial instruments, primarily variable rate, with off-balance-sheet risk follows:

	Variable Rate Commitments	Fixed Rate Commitments	Total Commitments	Range of Rates on Fixed Rate Commitments
		2010		
Commitments to extend credit	$ 40,434,568	$ 8,977,545	$ 49,412,113	3.50% - 18.00%
Standby letters of credit	$ 1,633,332	$ 2,969,681	$ 4,603,013	4.00% - 9.25%
		2009		
Commitments to extend credit	$ 33,654,649	$ 8,029,863	$ 41,684,512	2.51% - 18.00%
Standby letters of credit	$ 1,836,784	$ 4,542,563	$ 6,379,347	4.00% - 9.25%

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities of customers. The Company's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The Bank holds collateral, which may include accounts receivables, inventory, property and equipment, income producing properties, supporting those commitments if deemed necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount shown in the summary above. If the commitment is funded, the Bank would be entitled to seek recovery from the customer. At December 31, 2010 and 2009, no amounts have been recorded as liabilities for the Bank's potential obligations under these guarantees.

The Company does not engage in the use of interest rate swaps, futures, forwards, or option contracts.

Note 16. Fair Value of Financial Instruments

FASB ASC Topic 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. Fair value is determined under the framework established by ASC Topic 820, *Fair Value Measurement and Disclosures*. ASC Topic 825 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following information presents estimated fair values of the Company's financial instruments as of December 31, 2010 and 2009 and the methods and assumptions used to estimate those fair values.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of cash and cash equivalents approximate fair values.

Interest-earning time deposits: Due to the short term nature of these deposits, generally three months or less, the carrying amounts of these deposits approximate fair values.

Securities available for sale: The fair value of available-for-sale securities are determined by various valuation methodologies. Where quoted market prices are available in an active market, securities are classified within Level 1. The Company has no securities classified within Level 1. If quoted market prices are not available, then fair values are estimated by using pricing models or quoted prices of securities with similar characteristics. For these investments, the pricing applications apply available information as applicable through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing to prepare evaluations. They also use model processes, such as the Option Adjusted Spread model to assess interest rate impact and develop prepayment scenarios. In the case of municipal securities, information on the Bloomberg terminal such as credit ratings, credit support, and call features are used to set the matrix values for the issues, which will be used to determine the yields from which the market values are calculated each month. Because they are not price quote valuations, the pricing methods are considered Level 2 inputs. At this time all of the Company's securities fall within the Level 2 hierarchy for pricing. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Company currently has no securities classified within Level 3.

Federal Home Loan Bank stock: The Company is required to maintain these equity securities as a member of the Federal Home Loan Bank of Chicago and in amounts as required by this institution. These equity securities are "restricted" in that they can only be sold back to the respective institution or another member institution at par. Therefore, they are less liquid than other tradable securities and their fair value is not readily available.

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segmented by type such as real estate, commercial business, and consumer loans. Each loan segment is further segregated into fixed and adjustable rate interest terms and by performing and non-performing classifications. The fair value of fixed rate loans is estimated by discounting future cash flows using discount rates that reflect the Company's current pricing for loans with similar characteristics, such as loan type, pricing and remaining maturity. Additional factors are applied to the loan portfolio by loan quality categories.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Note 16. Fair Value of Financial Instruments (Continued)

Deposit liabilities: The fair values disclosed for demand deposits (savings) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances, which are at a fixed rate, are estimated using discounted cash flow analyses based on current rates for similar advances.

Securities sold under agreements to repurchase: The carrying amounts of securities sold under agreements to repurchase approximate fair value.

Subordinated debentures: This debenture was a fixed/floating rate instrument. It was at a fixed rate for the first five years, and then it converted to a floating rate based on the three-month LIBOR rate plus 1.85% as of June 15, 2010. The fair value of variable rate trust preferred debentures approximate carrying value. Prior to June 15, 2010, the trust preferred debentures had a fixed rate and the fair value was estimated using discounted cash flow analyses based on current rates for similar advances.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

The estimated fair values and related carrying or notional amounts of the Company's financial instruments are as follows:

	December 31, 2010		December 31, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 66,253,047	$ 66,253,047	$ 47,996,754	$ 47,996,754
Interest-earning time deposits	1,718,651	1,718,651	-	-
Securities	78,474,908	78,474,908	86,407,138	86,407,138
Federal Home Loan Bank stock	6,306,273	6,306,273	6,306,273	6,306,273
Loans, net	387,567,638	384,965,267	411,898,823	412,792,748
Accrued interest receivable	1,866,511	1,866,511	2,183,520	2,183,520
Financial liabilities:				
Non-interest bearing deposits	34,172,434	34,172,434	49,533,776	49,533,776
Interest bearing deposits	413,310,775	415,075,294	393,020,692	395,518,484
Federal Home Loan Bank advances	21,924,000	22,021,145	39,924,000	40,471,672
Securities sold under agreement to repurchase	21,457,075	21,457,075	18,936,168	18,936,168
Subordinated debentures	3,974,272	3,974,272	3,930,208	3,992,868
Accrued interest payable	561,687	561,687	1,211,552	1,211,552

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.

Note 17. Fair Value Measurements

The Company determines the fair market values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, *Fair Value Measurements and Disclosures*, which requires an entity to maximize the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The guidance also describes three levels of inputs that may be used to measure fair value.

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included with Level 1 that are observable for the asset or liability either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived from or corroborated by market data by correlation or other means. Level 3 inputs are unobservable inputs for determining the fair value of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. During the year ended December 31, 2010, there were no transfers between Level 1 and Level 2. The valuation methodology was consistent for the years ended December 31, 2010 and 2009.

Assets and liabilities measured at fair value on a recurring basis segregated by fair value hierarchy level during the period ended December 31, 2010 and 2009 are summarized below:

	December 31, 2010			
Assets:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investment securities:				
U.S. government agency obligations	$ -	$ 42,690,393	$ -	$ 42,690,393
Corporate bonds	-	2,057,639	-	2,057,639
State and municipal securities	-	17,774,271	-	17,774,271
Other securities	-	3,501	-	3,501
Mortgage-backed securities	-	15,949,104	-	15,949,104
Total investment securities available for sale	$ -	$ 78,474,908	$ -	$ 78,474,908

Note 17. Fair Value Measurements (Continued)

	December 31, 2009			
Assets:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investment securities:				
U.S. government agency obligations	$ -	$ 48,514,519	$ -	$ 48,514,519
Corporate bonds	-	2,545,918	-	2,545,918
State and municipal securities	-	15,378,916	-	15,378,916
Other securities	-	3,501	-	3,501
Mortgage-backed securities	-	19,964,284	-	19,964,284
Total investment securities available for sale	$ -	$ 86,407,138	$ -	$ 86,407,138

Assets and liabilities measured at fair value on a nonrecurring basis by fair value hierarchy level during the periods ended December 31, 2010 and 2009 are summarized below:

	December 31, 2010			
Assets:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Impaired loans	$ -	$ -	$ 5,861,818	$ 5,861,818

	December 31, 2009			
Assets:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Impaired loans	$ -	$ 15,350,243	$ -	$ 15,350,243
Goodwill	-	11,385,323	-	11,385,323

Note 17. Fair Value Measurements (Continued)

Impaired loans that are collateral dependent have been written down to the fair value of the collateral, less estimated costs to sell, through the establishment of a specific allowance or by recording charge-offs when the carrying value exceeds the fair value of the collateral. Valuation techniques consistent with the market approach, income approach, and/or cost approach were used to measure fair value and primarily included observable inputs for the individual impaired loans being evaluated such as recent sales of similar assets or observable market data for operational or carrying costs. In cases where such inputs were unobservable, the loan balance is reflected within the Level 3 hierarchy. For the period ended September 30, 2010, management reassessed the valuation methods for impaired loans, and due to the volatility in the market and the subjectivity that goes into the valuation process, specifically the discounts on appraisals, management determined it was appropriate to reclassify impaired loans from Level 2 into Level 3. The calculated valuation amount does not necessarily represent the value of the loans if sold to a willing buyer. Management believes it is more likely than not that a workout solution or liquidation of the collateral is the best use of the asset and therefore has measured fair value based on the underlying collateral of the loans. If management were to sell the impaired loan portfolio to a third party instead of liquidating the collateral, the measurement of fair value could be significantly different.

Foreclosed assets are collateral dependent and are recorded at the lessor of the recorded investment in the receivable or the appraised value less costs to sell. For the years ended December 31, 2010 and 2009, no foreclosed assets were written down to fair value after acquisition.

As noted in Note 7, an implied fair value of goodwill was measured for the reporting unit, in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination.

Note 18. Liquidation Account

As required by current regulations, a liquidation account in the amount of $20.7 million was established in conjunction with our 2006 mutual to stock conversion.

As a result, each eligible account holder or supplemental account holder is entitled to a proportionate share of this account in the unlikely event of a complete liquidation of the Bank, and only in such event. This share will be reduced if the eligible account holder's or supplemental account holder's deposit balance falls below the amounts on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after conversion in the related deposit balance. The Bank may not declare, pay a dividend on, or repurchase any of its capital stock of the Bank, if the effect thereof would cause retained earnings to be reduced below the liquidation account amount or regulatory capital requirements. Due to various natural events, such as death, relocation, and general attrition of accounts, the balance in the liquidation account has been reduced to $3.8 million at December 31, 2010.

Note 19. Condensed Financial Statements of Parent Company

Financial information pertaining only to First Clover Leaf Financial Corp. is as follows:

Balance Sheets
December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 7,309,622	$ 9,359,004
Investment securities available for sale	-	404,916
Loans, net	272,990	-
ESOP note receivable	653,999	693,938
Investment in common stock of subsidiary	72,624,930	69,591,683
Other assets	545,144	921,592
Total assets	$ 81,406,685	$ 80,971,133
Liabilities and Stockholders' Equity		
Subordinated debentures	$ 3,974,272	$ 3,930,208
Accrued interest payable	7,362	39,210
Other liabilities	91,612	73,438
Total liabilities	4,073,246	4,042,856
Stockholders' Equity		
Common stock	788,770	796,052
Additional paid-in capital	62,116,845	62,569,654
Retained earnings	14,384,059	12,451,069
Accumulated other comprehensive income	614,774	1,726,434
Unearned ESOP shares	(571,009)	(614,932)
	77,333,439	76,928,277
Total liabilities and stockholders' equity	$ 81,406,685	$ 80,971,133

Condensed Statements of Operations
Years Ended December 31, 2010 and 2009

	2010	2009
Interest income	$ 36,551	$ 66,919
Interest expense	(185,075)	(298,286)
Other income	6,260	11,361
Other expenses	(314,324)	(437,552)
Loss before income tax benefit and equity in undistributed net income of subsidiary	(456,588)	(657,558)
Income tax benefit	173,650	250,200
Loss before equity in undistributed net income (loss) of subsidiary	(282,938)	(407,358)
Equity in undistributed net income (loss) of subsidiary	4,088,810	(8,415,319)
Net income (loss)	$ 3,805,872	$ (8,822,677)

First Clover Leaf Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements

Note 19. Condensed Financial Statements of Parent Company (Continued)

Condensed Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities		
Net income (loss)	$ 3,805,872	$ (8,822,677)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Equity in undistributed net (income) loss of subsidiary	(4,088,810)	8,415,319
Amortization of premiums and discounts on securities	(526)	(2,318)
Premiums and discounts on subordinated debentures	44,064	44,064
Decrease (increase) in other assets	376,448	(249,125)
Increase (decrease) in accrued interest payable	(31,848)	3,483
Increase (decrease) in other liabilities	20,285	(8,281)
Net cash provided by (used in) operating activities	125,485	(619,535)
Cash Flows from Investing Activities		
Purchases of available for sale securities	(7,000,000)	-
Proceeds from calls and maturities of available for sale securities	7,400,000	800,000
Loans purchased	(272,990)	-
Net cash provided by investing activities	127,010	800,000
Cash Flows from Financing Activities		
Repayment of ESOP loan	39,939	38,682
Repurchase of common stock	(468,934)	(6,544,229)
Dividends	(1,872,882)	(1,957,065)
Net cash used in financing activities	(2,301,877)	(8,462,612)
Net decrease in cash and cash equivalents	(2,049,382)	(8,282,147)
Cash and cash equivalents:		
Beginning of year	9,359,004	17,641,151
End of year	$ 7,309,622	$ 9,359,004

Note 20. Selected Quarterly Financial Data (Unaudited)

The results of operations by quarter for the years ended December 31, 2010 and 2009 were as follows:

	Year Ended December 31, 2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 6,560,439	$ 6,376,279	$ 6,412,937	$ 6,091,063
Interest expense	2,462,749	2,264,647	2,204,645	2,003,416
	4,097,690	4,111,632	4,208,292	4,087,647
Provisions for loan losses	423,000	400,000	650,000	1,100,000
	3,674,690	3,711,632	3,558,292	2,987,647
Other income	298,859	809,681	698,255	438,975
Other expenses	2,502,008	2,536,657	2,646,896	2,714,513
Income before income taxes	1,471,541	1,984,656	1,609,651	712,109
Income taxes	511,029	705,264	554,717	201,075
Net income	$ 960,512	$ 1,279,392	$ 1,054,934	$ 511,034
Basic earnings per share	$ 0.12	$ 0.16	$ 0.14	$ 0.07
Diluted earnings per share	$ 0.12	$ 0.16	$ 0.14	$ 0.07

	Year Ended December 31, 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 7,268,416	$ 6,991,928	$ 6,943,636	$ 6,804,215
Interest expense	3,156,372	3,256,008	3,020,210	2,827,738
	4,112,044	3,735,920	3,923,426	3,976,477
Provisions for loan losses	240,270	428,720	1,000,000	3,885,000
	3,871,774	3,307,200	2,923,426	91,477
Other income	402,934	347,751	332,324	334,676
Other expenses	2,609,317	12,155,615	2,974,161	2,787,323
Income (loss) before income taxes	1,665,391	(8,500,664)	281,589	(2,361,170)
Income tax expense (benefit)	611,496	292,900	70,100	(1,066,673)
Net income (loss)	$ 1,053,895	$ (8,793,564)	$ 211,489	$ (1,294,497)
Basic earnings (losses) per share	$ 0.12	$ (1.08)	$ 0.03	$ (0.16)
Diluted earnings (losses) per share	$ 0.12	$ (1.08)	$ 0.03	$ (0.16)

Note 21. Subsequent Events

Events occurring subsequent to December 31, 2010, have been evaluated as to their potential impact to the financial statements through the date of issuance of this report.

On January 25, 2011, the Board of Directors of the Company declared a cash dividend on the Company's common stock of $0.06 per share for the quarter ended December 31, 2010. The dividend was payable to stockholders of record as of February 14, 2011 and was paid on February 22, 2011.

McGladrey & Pullen, LLP
Certified Public Accountants
1806 Fox Drive, Suite B
Champaign, IL 61820
O 217.352.9100 F 217.352.0287
www.mcgladrey.com



Report of Independent Registered Public Accounting Firm on the Supplementary Information

To the Board of Directors
First Clover Leaf Financial Corp. and Subsidiary
Edwardsville, Illinois

Our audit as of and for the year ended December 31, 2010 was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating information is presented for additional analysis of the basic consolidated financial statements rather than to present the financial position and results of operations of the individual entities. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

Champaign, Illinois
March 31, 2011

First Clover Leaf Financial Corp. and Subsidiary

Consolidating Balance Sheet Information
December 31, 2010

	First Clover Leaf Bank	First Clover Leaf Financial Corp.	Eliminations	Consolidated First Clover Leaf Financial Corp. and Subsidiary
Assets				
Cash and due from banks	$ 11,294,266	$ 7,309,622	$ (7,309,622)	$ 11,294,266
Interest-earning deposits	12,773,854	-	-	12,773,854
Federal funds sold	42,184,927	-	-	42,184,927
Total cash and cash equivalents	66,253,047	7,309,622	(7,309,622)	66,253,047
Interest-earning time deposits	1,718,651	-	-	1,718,651
Securities available for sale	78,474,908	-	-	78,474,908
Federal Home Loan Bank stock	6,306,273	-	-	6,306,273
Loans, net of allowance for loan losses	387,294,648	272,990	-	387,567,638
Note receivable - ESOP	-	653,999	(653,999)	-
Investment in subsidiary	-	72,624,930	(72,624,930)	-
Property and equipment, net	10,562,321	-	-	10,562,321
Accrued interest receivable	1,866,511	-	-	1,866,511
Prepaid Federal Deposit Insurance Corporation		-		
insurance premiums	2,301,408	-		2,301,408
Goodwill	11,385,323	-	-	11,385,323
Core deposit intangible	1,120,000	-	-	1,120,000
Foreclosed assets	3,844,347	-	-	3,844,347
Mortgage servicing rights	601,325	-	-	601,325
Other assets	2,423,088	545,144	-	2,968,232
Total assets	$574,151,850	$ 81,406,685	$ (80,588,551)	$574,969,984
Liabilities and Stockholders' Equity				
Liabilities				
Deposits:				
Noninterest bearing	$ 41,482,056	$ -	$ (7,309,622)	$ 34,172,434
Interest bearing	413,310,775	-	-	413,310,775
Total deposits	454,792,831	-	(7,309,622)	447,483,209
Federal Home Loan Bank advances	21,924,000	-	-	21,924,000
Securities sold under agreements to repurchase	21,457,075	-	-	21,457,075
Subordinated debentures	-	3,974,272	-	3,974,272
Accrued interest payable	554,325	7,362	-	561,687
Note payable ESOP	653,999	-	(653,999)	-
Other liabilities	2,144,690	91,612	-	2,236,302
Total liabilities	501,526,920	4,073,246	(7,963,621)	497,636,545
Stockholders' Equity				
Preferred stock	-	-	-	-
Common stock	10	788,770	(10)	788,770
Additional paid-in capital	55,780,930	62,116,845	(55,780,930)	62,116,845
Retained earnings	16,800,225	14,384,059	(16,800,225)	14,384,059
Accumulated other comprehensive income	614,774	614,774	(614,774)	614,774
Unearned Employee Stock Ownership				
Plan shares	(571,009)	(571,009)	571,009	(571,009)
Total stockholders' equity	72,624,930	77,333,439	(72,624,930)	77,333,439
Total liabilities and stockholders' equity	$574,151,850	$ 81,406,685	$ (80,588,551)	$574,969,984

First Clover Leaf Financial Corp. and Subsidiary

Consolidating Statement of Income Information
Year Ended December 31, 2010

	First Clover Leaf Bank	First Clover Leaf Financial Corp.	Eliminations	Consolidated First Clover Leaf Financial Corp. and Subsidiary
Interest and dividend income:				
Interest and fees on loans	$ 22,560,189	$ 24,447	$ (22,553)	$ 22,562,083
Securities:				
Taxable interest income	2,158,722	12,052	-	2,170,774
Nontaxable interest income	595,869	-	-	595,869
Interest-earning deposits, federal funds sold, and other	111,940	52	-	111,992
Total interest and dividend income	25,426,720	36,551	(22,553)	25,440,718
Interest expense:				
Deposits	7,729,676	-	-	7,729,676
Federal Home Loan Bank advances	993,646	-	-	993,646
Securities sold under agreements to repurchase	49,613	-	(22,553)	27,060
Subordinated debentures	-	185,075	-	185,075
Total interest expense	8,772,935	185,075	(22,553)	8,935,457
Net interest income (loss)	16,653,785	(148,524)	-	16,505,261
Provision for loan losses	2,573,000	-	-	2,573,000
Net interest income (loss) after provision for loan losses	14,080,785	(148,524)	-	13,932,261
Other income:				
Service fees on deposit accounts	395,460	-	-	395,460
Other service charges and fees	343,993	-	-	343,993
Loan servicing fees	203,929	-	-	203,929
Gain on sale of securities	663,814			663,814
Gain on sale of loans	554,575	-	-	554,575
Other	77,739	6,260	-	83,999
	2,239,510	6,260	-	2,245,770
Other expenses:				
Compensation and employee benefits	4,645,259	54,134	-	4,699,393
Occupancy expense	1,367,504	-	-	1,367,504
Data processing services	664,073	-	-	664,073
Director fees	186,500	-	-	186,500
Professional fees	153,095	187,060	-	340,155
Federal Deposit Insurance Corporation insurance premiums	751,589	-	-	751,589
Amortization of core deposit intangible	360,001	-	-	360,001
Amortization of mortgage servicing rights	273,499	-	-	273,499
Other	1,684,230	73,130	-	1,757,360
	10,085,750	314,324	-	10,400,074
Income (loss) before income taxes	6,234,545	(456,588)	-	5,777,957
Income tax expense (benefit)	2,145,735	(173,650)	-	1,972,085
Net income (loss)	$ 4,088,810	$ (282,938)	$ -	$ 3,805,872

Market for Common Stock

First Clover Leaf Financial Corp.'s common stock trades on the Nasdaq Capital Market under the trading symbol "FCLF."

The following table sets forth the high and low trading prices for shares of our common stock and cash dividends paid per share for the periods indicated. As of December 31, 2010, there were 7,887,702 shares of our common stock issued and outstanding held by approximately 750 holders of record.

We expect that, subject to regulatory requirements and our financial condition and results of operations, quarterly dividends will continue to be paid in the future. See Note 14 to our Consolidated Financial Statements for information on regulatory restrictions on the payment of dividends.

Year Ended December 31, 2010	**High**	**Low**	**Dividend Paid Per Share**
Fourth quarter	$ 6.78	$ 5.60	$ 0.06
Third quarter	6.00	5.20	0.06
Second quarter	6.99	5.25	0.06
First quarter	7.35	6.11	0.06

Year Ended December 31, 2009	**High**	**Low**	**Dividend Paid Per Share**
Fourth quarter	$ 7.75	$ 6.50	$ 0.06
Third quarter	8.00	7.00	0.06
Second quarter	8.79	6.48	0.06
First quarter	7.75	6.86	0.06

STOCKHOLDER INFORMATION

ANNUAL MEETING	TRANSFER AGENT
The Annual Meeting of Stockholders will be held at 4:00 p.m. Illinois time on May 24, 2011 at Sunset Hills Country Club located at 2525 South State Route 157, Edwardsville, Illinois 62025.	Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016 If you have any questions concerning your stockholder account, please call our transfer agent, noted above, at (800) 525-7686. This is the number to call if you require a change of address or need records or information about lost certificates.
STOCK LISTING	**ANNUAL REPORT ON FORM 10-K**
The Company's Common Stock trades on the Nasdaq Capital Market under the symbol "FCLF."	A copy of the Company's Form 10-K for the year ended December 31, 2010, will be furnished without charge to stockholders as of the record date, upon written request to the Secretary, First Clover Leaf Financial Corp. 6814 Goshen Road, Edwardsville, Illinois 62025.
SPECIAL COUNSEL	**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015	McGladrey & Pullen, LLP 1806 Fox Drive Champaign, Illinois 61820

DIRECTORS AND OFFICERS

DIRECTORS		OFFICERS
Joseph Helms *Chairman of the Board* *Semi-retired, Veterinarian,* *Hawthorne Animal Hospital*	Gary D. Niebur *Executive Director,* *Edwardsville YMCA* *Mayor of Edwardsville, Illinois*	Lisa R. Fowler *Senior Vice President and* *Chief Lending Officer*
Robert W. Schwartz *Vice Chairman of the Board* *President, Schwartz Ventures*	Gerard A. Schuetzenhofer *President, Coldwell Banker Brown* *Realtors/Coldwell Banker* *Commercial Brown Realtors*	Darlene F. McDonald *Senior Vice President and* *Chief Financial Officer*
Nina Baird *Retired, Edwardsville* *City Clerk*	Joseph Stevens *Owner, Market Basket* *Grocery & Garden Center*	Brad Rench *Executive Vice President and* *Chief Operating Officer*
Joseph J. Gugger *Partner, Fastechnology LLC* *Owner, Gugger Group, Inc.*	Dennis M. Terry *President & Chief Executive Officer,* *First Clover Leaf Bank*	
Kenneth P. Highlander *Retired, President,* *Ready-Mix Services Inc.*	Dennis E. Ulrich *Managing Principal,* *Scheffel and Company, P.C.*	



Back row (L-R): Gary Niebur, Joseph Stevens, Kenneth Kighlander, Gerard Schutzenhofer, Dennis Ulrich
Front row (L-R): Dennis Terry, Joseph Gugger, Robert Schwartz, Nina Baird, Joseph Helms

NOTES



First Clover Leaf Financial Corp.™
We're Better Together.





Member FDIC

6814 Goshen Road
Edwardsville, Illinois 62025
618-656-6122

300 St. Louis Street
Edwardsville, Illinois 62025
618-656-6200

2143 S. State Route 157
Edwardsville, Illinois 62025
618-692-9900

1046 E. Madison St.
Wood River, Illinois 62095
618-254-8445

